Alexco Resource Corporation

Mineral Resource Estimation Bellekeno Project, Yukon Territory, Canada

Report Prepared for

Alexco Resource Corporation

Suite 1920 – 200 Granville Street
Vancouver, BC
Canada, V6C 1S4

Report Prepared by

SRK Consulting
Engineers and Scientists

Fax: (416) 601-9046
Web Address: www.srk.com
E-mail: toronto@srk.com

Whitehorse

Project Reference Number:
_3CA020.000_

January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page i

Mineral Resource Estimation
Bellekeno Project,
Yukon Territory, Canada

Alexco Resource Corporation
Suite 1920 – 200 Granville Street
Vancouver, BC V6C 1S4
Tel: (604) 633-4888 Fax: (604) 633-4887
E-mail: info@alexcoresource.com
Web Address: www.alexcoresource.com

SRK Project Number 3CA020.000
SRK CONSULTING (CANADA) INC.
Suite 1000, 25 Adelaide Street East
Toronto, ON M5C 3A1
Tel: (416) 601-1445 Fax: (416) 601-9046
E-mail: toronto@srk.com
Web Address: www.srk.com

January 28, 2008

Compiled and reviewed by:

G. David Keller, P.Geo	Jean-François Couture, Ph.D, P.Geo
Principal Resource Geologist	Principal Geologist

Lars Weiershäuser, Ph.D, P.Geo
Consultant Geologist

___________________
Cover: Top: Photo taken from Galkeno 300, looking southeast at Keno City in the Lightning Creek valley to the right. The Bellekeno 600 adit is just out of sight from this view angle on the left at the end of the road on the side of Sourdough Hill. Bottom: Active drilling at Bellekeno in August 2007

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3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page ii

Executive Summary

Introduction

The Bellekeno Mine is one of several polymetallic silver-lead-zinc deposits occurring in the historic Keno Hill silver-lead district located near Mayo, Yukon Territory. A revised mineral resource statement for the Bellekeno Mine was disclosed by Alexco Resource Corp (“Alexco”) on January 30, 2008, incorporating new drilling data obtained during the fourth quarter of 2007 in the Southwest and East zones.

The mineral resource model was constructed by SRK Consulting (Canada) Inc (“SRK”), during the fourth quarter of 2007 and considered all new drilling information acquired by Alexco during 2006 and 2007. The resource model outlines three zones along the main Bellekeno “48” vein: Southwest, 99 and East Zones. For the Southwest and East Zones, SRK constructed a new resource estimate using a geostatistical block modeling approach constrained by wireframe. As no new information is available for the 99 Zone, SRK re-classified an historical polygonal resource estimate after auditing the methodology used by United Keno Hill Mines Limited (“UKHM”) in 1997. All mineral resources are classified as Inferred Mineral Resources following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) guidelines.

This technical report documents the updated mineral resource estimate for the Bellekeno Mine. It was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”.

Property Description, Location, Access and Physiography

The UKHM property is located in the Mayo Mining District approximately 350 kilometres north of Whitehorse, Yukon Territory. Mayo is accessible from Whitehorse via a 460 kilometre all weather road and by air via the Mayo airport. A gravel road connects Mayo to the project area. The project land under the control of Alexco, following the issuance of a Care and Maintenance Water License in late November 2007, comprises 713 surveyed quartz mining leases, 794 unsurveyed quartz mining claims and two crown grants. The total area approximates 23,350 hectares. Mineral exploration at UKHM is permitted under the terms and conditions set out by the Yukon Government in the Class III Quartz Mining Land Use Permit – LQ00186, issued on July 5, 2006 and valid until July 4, 2011. The mineral resources for the Bellekeno Mine reported herein and the underground infrastructure are all located on six contiguous Quartz claims inside UKHM property and are subject to a blanket 1.5 percent net smelter return royalty to a maximum of CN$4 million and payable to the Governments of Yukon and Canada.

Central Yukon is characterized by a sub-arctic continental climate with cold winters and warm summers. Average temperatures in the winter are between minus fifteen and minus twenty degrees Celsius while summer temperatures average around fifteen degrees Celsius. Exploration and mining work can be carried out year-round. The landscape around the Bellekeno project area is characterized by rolling hills and mountains with a relief of up to 1,200 metres. Vegetation is abundant.

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Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page iii

History

The Keno Hill mining camp area has a rich history of exploration and mining. Silver was first found in 1901 but small-scale mining only began during 1913. High silver prices at the end of the First World War renewed interest in the district and ultimately success at the Keno Mine led to a staking rush, resulting in the discovery of a number of rich silver deposits. During the early 1920’s the Treadwell Yukon Company Limited (“TYC”) began its growing influence on the fate of the new mining district. By 1941, TYC had produced 1,381 tons of silver and 43,772 tons of lead, more than half from the Keno mine along with significant production from the Sadie-Ladue, Lucky Queen, Silver King, Elsa, and Hector-Calumet mines.

The 1950’s proved to be the most successful time of the mining camp. Between 1950 and 1989 it is estimated that UKHM produced over 6,650 tonnes of silver (214 million ounces), 323,000 tonnes of lead and 198,000 tonnes of zinc from about forty different deposits within the Keno Hill district. The bulk of production, however, came from ten mines. UKHM closed operations in early 1989.

In 1997, the historical measured and indicated mineral resources for the Bellekeno project were estimated at 253,000 tons grading an average of 36.5 ounces of silver per ton and 12.4 per cent lead and 7.1 per cent zinc. The reader is cautioned that these historical figures have been estimated prior to the adoption of NI43-101. These figures should not be relied upon.

Extensive reclamation, remediation and exploration work at the Bellekeno, Husky SW and Silver King mines was conducted between 1990 and 1998. Lack of funding, environmental liabilities, depressed commodity prices and site maintenance costs eventually drove UKHM into bankruptcy.

In June 2005, Alexco was selected as the preferred purchaser of the assets of UKHM by PricewaterhouseCoopers Inc., the court-appointed interim receiver and receiver-manager of Keno Hill. In February 2006, Alexco's purchase of UKHM's assets through a wholly-owned subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”), was approved. Under the Keno Hill Subsidiary Agreement, ERDC is indemnified against all historical liability, has property access for exploration and future development and is not required to post security against pre-existing liabilities. ERDC received a water license from the Yukon territorial government in November 2007 giving Alexco free and clear title to surface and subsurface claims, leases, freehold land, buildings and equipment at Keno Hill. Alexco embarked on an aggressive surface exploration program during 2006.

Regional and Local Geological Setting

The Keno Hill mining camp is located in the north western part of the Selwyn Basin in an area where the northwest-trending Robert Service Thrust Sheet and the Tombstone Thrust Sheet overlap. The area is underlain by Upper Proterozoic to Mississippian rocks that were deposited in a shelf environment during the formation of the northern Cordilleran continental margin. The area underwent regional compressive tectonic stresses during the Jurassic and the Cretaceous producing thrusts, folds and penetrative fabrics of various scales.

The Robert Service Thrust Sheet in the south is composed of Late Proterozoic to Devonian clastic sandstone, minor limestone, siltstone, argillite, chert, and conglomerate. The Tombstone Thrust Sheet to the north consists of Devonian phyllite, felsic meta-tuffs and metaclastic rocks, overlain by Carboniferous quartzite that is the main host for the silver mineralization in the Keno Hill camp. Four intrusive suites

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intrude the layered rocks: Early Paleozoic diabase dikes and sills, mid-Triassic gabbro to diorite pods, Early Cretaceous Tombstone granite to granodiorite suite and Upper Cretaceous peraluminous porphyritic granite.

The local geology is characterized by three sedimentary rock units metamorphosed to greenschist facies assemblages during the Middle Cretaceous. The Lower Schist comprises Devonian to Mississippian graphitic, calcareous, and sericitic schists, quartzite and minor greenstone of Middle Triassic age. The lower contact of this unit has been cut off by the Tombstone Thrust Fault. The 700-metre thick Mississippian Central Quartzite (the Keno Hill Quartzite) consists of quartzite with minor schist, phyllite and greenstone horizons. It is the most important host to the silver mineralization at Keno Hill. The Upper Schists comprise Cambrian quartz-mica schist, quartzite, graphitic schist and minor limestone. The Robert Service Thrust Fault separates the Upper Schist from the younger Central Quartzite.

The rock units are intruded by quartz-feldspar porphyritic sills, commonly in the Lower and Upper Schists. They are correlated with the ninety three million year old Roop Lake granite (Mayo Lake pluton).

Four sets of faults are important. The oldest fault set consists of south dipping foliation-parallel structures related with the Tombstone Thrust Fault. The second fault set (“longitudinal veins”) comprises northeast to east-northeast trending, steeply dipping sinistral faults with offset locally reaching more than 150 metres. These faults essentially carry all the silver mineralization that was mined in the Keno Hill district. The third fault set (“transverse faults”) includes north-west striking and steep north dipping structures, generally barren but filled with quartz containing trace to minor arsenopyrite, pyrite and jamesonite. They may represent dilatational zones between “en echelon” longitudinal faults. Late north to northeast trending cross faults displace (dextral and sinistral) veins or longitudinal faults by up to 2,000 metres.

Deposit Types and Mineralization

The Keno Hill District is a polymetallic silver-lead-zinc vein district with characteristics analogous to Kokanee Range (Slocan), British Columbia; Coeur d’Alene, Idaho; Freiberg and the Harz Mountains, Germany; and Príbram, Czech Republic. Common characteristics include the proximity to crustal-scale faults, affecting thick clastic metasedimentary rocks intruded by felsic rocks that may have acted as a heat source driving the hydrothermal system. At Keno Hill, the largest accumulation of silver, lead and zinc minerals occurred in structurally prepared competent rocks, such as the Central Quartzite.

In general, gangue minerals include manganiferous siderite, minor calcite, and quartz. Silver occurs in argentiferous galena and argentiferous tetrahedrite. In supergene assemblages, silver can be native or in polybasite, stephanite, and pyrargyrite. Lead occurs in galena and zinc in iron-rich sphalerite. Other sulphides include minor pyrite, arsenopyrite, and chalcopyrite.

At the district scale, the hydrothermal system exhibits sharp lateral mineralogical changes equivocally associated with temperature gradients around magmatic rocks. The hydrothermal veins also exhibit sharp vertical mineralogical zoning historically interpreted to be lead-rich at the top to more zinc-rich at depth.

Exploration

Most past exploration work in the Keno Hill district was conducted as support to the mining activities until the mines closed in 1989. This historic work involved surface

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and underground drilling designed to explore areas surrounding the main underground working areas.

The current exploration conducted by Alexco is the first comprehensive exploration effort in the district since 1997. After indexing and digitizing historical archives Alexco drilled forty-two surface boreholes (11,180 metres) in 2006 and eighty-five surface boreholes (21,754 metres) in 2007 to test the extensions of historic resources at Bellekeno, Husky SW, Silver King, Silver King East, Lucky Queen and several additional exploration targets. Forty of those boreholes (12,944 metres) were drilled to explore the Bellekeno Southwest and East Zones.

Sampling Method, Approach and Analyses

Historical samples collected by previous project operators include underground chips, split core, reverse circulation and percussion drill cuttings. Sampling procedures are incompletely documented from project archives. Historical drill core samples were taken using procedures meeting industry best practices, reverse circulation and percussion drilling assay samples were taken from split recovered drill cuttings.

Information regarding historical assay procedures reviewed by SRK is limited. All assays were performed by the mine laboratory located in Elsa. SRK understands that gold was determined by fire assay, silver using an XRF procedure and lead and zinc analyses were performed by titration methods.

Alexco implemented industry best practice procedures for all aspects of the drilling, collar and downhole surveying, core description and sampling, sample preparation and assaying, database management. Assay samples were collected on half core sawed lengthwise with sampling intervals honouring geological boundaries. Sample intervals vary from 0.1 to 1 metre in visibly mineralized core to equal 2-metre lengths otherwise.

Alexco used industry best practices assaying protocols including the use of commercial certified control samples, sample blanks and duplicates at an adequate frequency to monitor the accuracy of the primary laboratory ALS-Chemex in Vancouver that is accredited under ISO-170025 Standards Council of Canada. Assay samples were dispatched to ALS-Chemex for preparation and assaying using adequate security protocols. All samples were prepared using standard preparation protocols by ALS-Chemex and each sample was assayed for gold by fire assay and atomic absorption spectrometry on 30-gram sub-samples and for a suite of twenty-seven elements (including silver, lead and zinc) by four acid digestions and inductively coupled plasma atomic emission spectroscopy on 0.5 gram sub-samples. Elements exceeding concentration limits were re-assayed using methods suitable for high concentrations.

Data Verifications

In accordance with NI43-101, SRK visited the Keno Hill project on three occasions between March 2005 and August 2007 while active drilling was ongoing. SRK witnessed active drilling sites and was given full access to project data. SRK reviewed the historical work carried out at Bellekeno and Husky SW with Alexco personnel, including archived drawings, drill logs and assay sheets. SRK also reviewed the methodology used by former Bellekeno mine personnel to estimate mineral resources.

SRK did not conduct extensive verifications of historical data because of the extent and of the verifications completed by Alexco as part of the digitization of the archived paper records. By nature much of this information is difficult to verify, but SRK has no reason to believe that this information is unreliable. SRK has reviewed the limited

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quality control data available for the historical assays. After review and analysis of historical diamond drill hole data, SRK is of the opinion that the historical diamond drilling sample data are generally reliable for the purpose of estimating mineral resources. SRK considers that underground chip sample and percussion drilling data may be unreliable and biased.

Between January 2007 and January 2008, SRK periodically reviewed the analytical quality control data produced by Alexco. Alexco personnel used diligence in monitoring quality control data, investigating potential failures and taking appropriate corrective measures when required. In the opinion of SRK, the quality control data collected by Alexco is comprehensive and despite the difficulties with some standards used, the assaying results delivered by ALS-Chemex is generally reliable for the purpose of resource estimation.

Mineral Processing and Metallurgical Testing

The Bellekeno Mine has a history of silver production. Records suggest that the mine produced 38,102 tonnes of ore averaging 1,461 gpt silver with approximately eleven percent lead and seven percent zinc. The ore was processed at the Elsa Mill that is also process fed from other mines in the Keno Hill district. Annual reports indicate that from 1936, when the Elsa Mill was opened, through 1986 a total of 4,609,015 tons of ore were treated at the Elsa Mill achieving an average recovery of 91.4 percent for silver, 85.2 percent for lead and 85.7 percent for zinc.

In 1996 as part of a feasibility study, Rescan Engineering Ltd. completed metallurgical test work on a composite sample from the Bellekeno (eighty-five percent) and Silver King (fifteen percent) mines. Rescan used average metal recoveries of eighty-five percent for silver, ninety-two percent for lead and ninety-three percent for zinc, over the life of the projected mine.

In the second half of 2007, SGS Lakefield conducted metallurgical testing on a fifty-nine kilogram composite core sample from the Bellekeno Southwest Zone collected from remaining half core from the 2006 drill program. Preliminary results suggest a Bond Work Index of 9.5 kilowatts per tonne at a grinding size of 150 mesh; recoveries from the rougher tests in the mid-90 percent range for lead and fifty-six percent for zinc at a 175 micron grind; initial locked cycle tests suggest very good recoveries for lead and silver (ninety-seven percent and ninety-four percent, respectively) whereas zinc recoveries averaged approximately seventy-three percent.

The results of the metallurgical testing conducted by SGS Lakefield are being used for the design of a process flow sheet that will be optimized for the processing of the Bellekeno mineralization, but that can be modified to accept feed from other deposits having different metallurgical characteristics.

The scoping study is ongoing and will examine at a conceptual level several processing options including refurbishing the existing Elsa Mill, a new modular plant to be located at the Bellekeno mine site and several smaller modular mills to service each individual mines. Trade off studies will assess the risks and opportunities offered by each option.

Mineral Resource and Mineral Reserve Estimates

The Bellekeno deposit is sub-divided into three main zones: Southwest, 99 and East Zones. During 2006 and 2007 Alexco’s initial drilling efforts focussed on validating and confirming the polymetallic silver mineralization in the Southwest and East Zones of the Bellekeno “48” Vein. In November an initial mineral resource model was disclosed by Alexco for the Southwest Zone (November 2007 technical report). The

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historical resources in the East and 99 Zones were reclassified after auditing. The geological model for the Southwest and East Zones is complete allowing estimating mineral resources with confidence using Alexco 2006 and 2007 drilling information. The mineral resource models reported herein for the Southwest and East Zones replace the previous estimates prepared by SRK in November 2007. There is no new information for the 99 Zone therefore the resource statement for the 99 Zone remains the UHKM historical estimate reclassified according to CIM definition guidelines.

Historical resources for Bellekeno Southwest, 99 and East Zones were published in 1997 by UKHM mine staff. The estimate is based on underground diamond drill core, chip samples and percussion drilling samples. A manual polygonal method was used to estimate silver, lead, zinc and gold grades for each block over minimum mining widths of five and seven feet for shrink and mechanized drift and fill stopes, respectively. A tonnage factor of 10 cubic feet per ton was used to convert volumes into tonnages. Alexco audited the UHKM polygon estimate by recalculating thirty-eight polygon blocks for mining levels 600, 500 and 400 using only blocks historically classified as “probable” and “proven” by UKHM. SRK audited the calculations for fourteen polygons re-calculated by Alexco.

SRK concludes that a portion of historical resources in the Bellekeno 99 Zone meet the CIM definition guidelines and therefore can be reclassified as an Inferred Mineral Resource (Table i) under the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) if the historical resource blocks estimated using percussion drilling samples, the 99 Zone blocks located in the first three levels and those not classified as “probable” or “proven” are omitted.

Table i. Mineral Resource Statement* for the Bellekeno 99 Zone, SRK Consulting, November 10, 2007.

Category	Zone	Tonnage	Ag	Pb	Zn	Au
		[Tonnes]	[gpt]	[%]	[%]	[gpt]
Inferred (metric)	99	55,700	1,593	11.1	5.5	0.0
Total		55,700	1,593	11.1	5.5	0.0

*

Reported at a cut-off of 15oz/t silver. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Audited by Alexco and SRK and converted to the metric system using conventional conversion factors. Silver grade capped at 100 oz/t. All figures have been rounded to reflect the relative accuracy of the estimates.

For the Bellekeno Southwest and East Zones, Alexco completed sufficient drilling to interpret with confidence the geology of the silver-rich polymetallic sulphide mineralization, and there is sufficient new reliable assaying data to support re-estimating the mineral resources using a geostatistical approach constrained by wireframes.

The drill hole databases for the Southwest Zone comprises thirty-one diamond core drill holes, 147 chip samples and forty-three percussion holes. Alexco drilling data contains assay results for silver, gold lead and zinc, while UKHM diamond and percussion holes samples were assayed for silver, lead and zinc and occasionally for gold. UKHM chip samples were assayed for silver, lead and zinc only. Alexco provided SRK with a geological interpretation as outlines on vertical sections for the Southwest and East Zones that is bounded by two distinctive lithology units. SRK snapped sectional strings to drill hole traces and then created a three dimensional solid representing the Southwest and East Zones in Datamine®.

Assay data were composited to the full width of the Southwest and East veins to account for the narrow vein thickness. In this process each interval was weighted by core recovery, length of sample and pulp specific gravity of each sample interval.

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Core recovery weighting negatively impacts the resulting composited grade for poor core recover intervals, length weighting adjusts for the different length of samples and pulp specific gravity weighting accounts for the large variation in specific gravity of some portion of the vein. After analysis of cumulative probability plots, SRK is of the opinion that it is not necessary to cap high grade composites.

There are insufficient drill hole composites (thirty-one) to model useful variograms. For variography, SRK combined drill hole and chip sample composites across the entire Bellekeno vein (Southwest, 99 and East Zones). Pairwise relative variograms were modelled showing spatial continuity sub-parallel to the strike and along the dip of the vein.

Two separate rotated block models were developed based on the wireframe solid for the Southwest and East Zones, containing three levels of sub-blocks to ensure that the vein volume is accurately represented. Parent block size was set at five metres in the X direction, three metres in the Y direction and five metres in the Z directions. The underground workings and mined out areas were removed from the block model.

SRK used an inverse distance estimator to interpolate metal grades and a pulp specific gravity into each block model from the drill hole composite file only. Chip samples and percussion drill data were not considered. Estimation was completed in two runs for each zone separately. The first estimation run used variography ranges and orientation except that the normal direction was set at fifteen metres with a minimum of two and a maximum of eight composites. The second estimation run used twice the variogram ranges to estimate blocks not estimated during the first run using a minimum of one and a maximum of eight composites. Octant search parameters were not used for either of the estimation runs. SRK used the relationship between core specific gravity determination and pulp specific gravity to estimate a block specific gravity value.

In the Southwest Zone, core specific gravity varies significantly. SRK used the linear regression relationship between pulp specific gravity and core specific gravity measurements to assign a specific gravity value to each block with a pulp specific gravity value. For the East Zone, an average of core specific gravity of 3.65 was assigned to all East Zone blocks.

SRK validated the resource model for the Southwest Zone by comparing with nearest neighbour estimates, inverse distance square estimates. The differences were found to be insignificant.

Core recovery and specific gravity of each mineralized interval are of critical importance in this style of heavy sulphide mineralization because they impact directly on the tonnage, grade and metal content of the estimates. For the Southwest Zone, SRK considered each parameter as additional weighting factors and generated full intersection length composites. For the East Zone model, only core recovery and length weighting was used because there is no clear relationship between specific gravity and grade.

A sensitivity analysis was used to assess the impact of compositing assumptions considered for the construction of the resource estimation for the Southwest and East Zones. The sensitivity analysis shows that for the Southwest Zone, the overall effect of combining the positive impact of density weighting and the negative impact of recovery weighting is an estimate that is between these two extremes. The analysis also shows that the mineral resource estimate derived from the combined density and core recovery weighting does not contrast significantly from an estimate based on length weighting and average specific gravity value (about fifteen percent). SRK

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concludes it is very appropriate to consider specific gravity and core recovery weighting for estimating the mineral resources for the Southwest Zone.

For the East Zone, the sensitivity analysis suggests that core recovery weighting will provide a conservative estimate if not combined with specific gravity weighting. The available pulp specific gravity data shows no apparent relationship between specific gravity and metal grades.

The mineral resources for the Bellekeno Southwest and East Zones were classified according to “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December 2005) by G. David Keller, P. Geo. a Qualified Person as defined by NI 43-101. In classifying the mineral resources, SRK considered the uneven drill hole spacing, the high weight of four boreholes drilled by Alexco, the strong variation of density of the mineralization based on limited sampling and the variography completed on borrowed samples from chip samples and other zones. SRK is of the opinion that the mineral resources for the Bellekeno Southwest and East Zones are appropriately classified as Inferred Mineral Resources as indicted in Table ii.

Table ii. Mineral Resource Statement* for the Bellekeno Southwest and East Zones, SRK Consulting, November 10, 2007.

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Inferred	East‡**	179,600	263	2.0	21.3	0.6	1,698

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
‡	Reported at a cut-off of 1000 grams per tonne silver equivalent. Grades not capped.
**

Metal price and recovery factor assumptions for resource are: USD$8.00 Silver troy ounce, USD$0.45 per pound Lead, USD$0.75 per pound Zinc, metallurgical recovery factors have been assumed to be 100%. Gold was not used in silver equivalent calculation.

The consolidated Mineral Resource Statement for the Bellekeno deposit is presented in Table iii.

Table iii. Consolidated Mineral Resource Statement* for the Bellekeno Deposit, SRK Consulting, November 10, 2007.

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	99†	55,700	1,593	11.1	5.5	0.0	2,375
Inferred	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Inferred	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
†	Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.
‡	Reported at a cut-off of 1000 grams per tonne silver equivalent. Grades not capped.
**

Metal price and recovery factor assumptions for resource are: USD$8.00 Silver troy ounce, USD$0.45 per pound Lead, USD$0.75 per pound Zinc, metallurgical recovery factors have been assumed to be 100%. Gold was not used in silver equivalent calculation.

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Conclusion and Recommendations

In 2006 and 2007, Alexco completed two drilling programs targeting the historical resource areas at the former Bellekeno mine. This drilling was successful in confirming historical information suggesting the existence of significant polymetallic silver mineralization at both areas.

SRK considers that a better resource classification will require tight drill spacing that cannot be economically and technically achieved from surface drilling. SRK believes that this can only be effectively achieved through underground exploration. An underground exploration program would also allow re-sampling of historical workings to confirm historical chip sampling data that are considered problematic, offer a good opportunity to study the structural settings of the silver-bearing polymetallic veins and understand the distribution of sub-parallel veins and splay structures. The silver-bearing veins remain open at depth and to the southwest and hence offer good exploration potential.

In September 2007, Alexco approved a plan to initiate underground exploration and development of the Bellekeno deposits. This plan includes a new 660-metre long decline access ramp and a 400-metre long north decline to provide drilling stations to test the East Zone. The plan also includes the rehabilitation of the 625 Level to the portal as a secondary escape way, and the mechanized ramps to the 700 and 800 levels. Diamond drill stations will be built to allow definition drilling of the Southwest and 99 and East Zones with tightly spaced drilling to support improving the classification of mineral resources to Indicated Mineral Resource category and their subsequent conversion to a Mineral Reserve. There is no guarantee that the proposed underground exploration program will be successful. The new underground development work is designed to be useable for production if the economics of the project are considered positive.

Alexco has initiated a scoping study that is expected to be completed by the end of March 2008.

The proposed budget for this underground development is approximately CN$16.1 million. Of this total, the planned expenditures during 2008 are: CN$9.60 million for new underground access and rehabilitation of existing underground workings: CN$2.15 million for underground diamond drilling and CN$1.40 million for support costs and equipment.

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APPENDIX C	102
APPENDIX D	105

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Figure 15:	Cumulative Probability Plots for Southwest Zone Drill Core Composite Samples.	67
Figure 16:	Cumulative Probability Plots for East Zone Drill Core Composite Samples	68
Figure 17:	Variograms Modelled by SRK for the Silver Composites.	70
Figure 18:	Linear Regression Relationship between Core and Pulp Specific Gravity Determinations	72
Figure 19:	Relationship Between Estimated Block Specific Gravity (DENSITY) and Block Lead Grade in Percent (PPBPCT).	72

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Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 1

1	Introduction

On November 13, 2007, Alexco Resources Corporation (“Alexco”) disclosed an initial “current” mineral resource estimate for its Bellekeno Mine, one of the several polymetallic silver-lead-zinc deposits occurring in the historic Keno Hill silver-lead district, near Mayo, Yukon Territory.

The mineral resource model was constructed by SRK Consulting (Canada) Inc (“SRK”), during the fourth quarter of 2007 and considered new drilling information acquired by Alexco during 2006 and 2007. That mineral resource estimate is documented in a technical report prepared by SRK in November 2007 and filed on SEDAR (www.sedar.com) (the SRK November 2007 technical report).

The resource model outlines three zones along the main Bellekeno “48” vein: Southwest, 99 and East Zones. For the Southwest Zone, SRK constructed a new resource estimate using a geostatistical block modeling approach constrained by wireframe. For the 99 and East Zones, SRK re-classified an historical polygonal resource estimate after auditing the methodology used by United Keno Hill Mines Limited (“UKHM”) in 1997. All mineral resources were classified as Inferred Mineral Resources following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) guidelines.

A revised mineral resource statement for the Bellekeno Mine was disclosed by Alexco on January 30, 2008, incorporating new drilling data obtained during the fourth quarter of 2007 in the Southwest and East zones.

This technical report documents the updated mineral resource estimate for the Bellekeno Mine. It was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”.

1.1	Qualification of SRK

The SRK Group comprises over 600 professionals, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major

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international mining companies and their projects, providing mining industry consultancy service inputs.

This technical report was compiled by Mr. David Keller, P.Geo. (APGO#1235), Dr. Jean-François Couture, P.Geo (APGO#0197) and Dr. Lars Weiershäuser, P.Geo (APGO#1504).

Mr. Keller is a Principal Resource Geologist with SRK and has been employed by SRK since 2004. He has been engaged in mineral deposit evaluations and resource estimates since 1986. Mr. Keller visited the property in March 2005 and again in August 2007.

Dr. Couture is a Principal Geologist with SRK and has been employed by SRK since 2001. He has been engaged in mineral exploration and mineral deposit studies since 1982. Since joining SRK, Dr. Couture has prepared independent technical reports on several exploration projects in Canada, United States, China, Kazakhstan, Northern Europe, West Africa and South Africa. Dr. Couture has visited the Bellekeno and Husky Southwest Projects on one occasion in October 2006.

Dr. Weiershäuser is a consulting geologist with SRK and has been employed by SRK since February 2007. Dr. Weiershäuser has not visited the property.

1.2	Scope of work

The scope of work, involved a revision to a mineral resource estimate prepared by SRK for the Bellekeno Mine. Specifically, as new drilling information was available for the Southwest and East Zones, new geological wireframes were constructed for the two zones, prompting new geostatistical and variography analysis of the new datasets. This work typically involves an assessment of the following aspects of this project:

Audit of the new exploration drilling results;
Creation and validation of new wireframes for the Southwest and East Zones;
Geostatistical analysis and variography on the expanded datasets;
Mineral resource estimation for the Southwest and East Zones;
Validation;
Recommendations for additional work.

No new data were acquired for the 99 Zone. The mineral resources for the 99 zones have not therefore been re-estimated.

This technical report was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Exploration Best Practices” and “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

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1.3	Basis of the Technical Report

This technical report is based on information collected by SRK during site visits and created by SRK during the work relating to this assignment. Additional information was provided by Alexco or obtained from public sources. SRK has no reason to doubt the reliability of the information provided by Alexco.

SRK conducted certain verifications of exploration data from archived files maintained by Alexco. The information contained herein is based on information believed to be reliable.

This technical report is based on the following sources of information:

Discussions with Alexco exploration personnel;
Personal inspection the Keno Hill project and surrounding areas;
Audit of exploration work conducted by Alexco;
Additional information obtained from public domain sources.

1.4	Site visit

In compliance with NI 43-101 guidelines, SRK visited the Keno Hill district on several occasions between 2005 and 2007.

SRK first visited the Keno Hill district on March 22 and 23, 2005 to assist Alexco predecessor company in submitting a bid for the acquisition of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (together, “UKHM”) in Yukon by PricewaterhouseCoopers Inc., court appointed interim receiver and receiver-manager of UKHM. Mr. G. David Keller, P.Geo visited the site accompanied with Mr. Ken Reipas, P.Eng both from SRK.

Between October 24 and 26, 2006 Dr. Jean-Francois Couture visited the Keno Hill district to review and audit exploration work carried out by Alexco. That visit was conducted during active drilling in preparation for resource estimation work to be competed by SRK on this project. In detail, the review included:

Drilling, surveying and core description procedures;
Data entry and data management procedures;
Compilation of historical data and geological interpretations;
Geological and structural setting of the silver-lead-zinc sulphide mineralization.

Mr. Keller visited the Keno Hill project again from August 30 to September 6, 2007 to review and verify the ongoing drilling program and discuss resource estimation strategies.

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2	Reliance on other Experts and

Declaration

SRK’s opinion contained herein and effective January 28, 2008, is based on information provided to SRK by Alexco throughout the course of SRK’s investigations, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently actual results may be significantly more or less favourable.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of Alexco, and neither SRK nor any affiliate has acted as advisor to Alexco or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

The Bellekeno polymetallic silver-lead-zinc deposit is located within the historic Keno Hill mining camp. Minimal new surface disturbances have occurred within the project areas arising primarily from surface exploration activities such as drilling and prospecting. However, the project areas have been affected significantly throughout the history of the mining camp, which dates back to the early 1900’s. The qualified persons preparing this technical report are not experts in the assessment of potential environmental liabilities associated with the Bellekeno Mine.

Alexco informed SRK that the land titles are in good standing and that project lands have been transferred to an Alexco subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”), from PriceWaterhouseCoopers acting as receiver for the Federal Government following issuance of a Care and Maintenance Water License. The total land package comprises 713 surveyed quartz mining leases, 794 unsurveyed quartz mining claims and two crown grants. The total area approximates 23,350 hectares. For the purpose of this assignment, SRK has not verified the status of the mining titles with the Government authorities and has relied on information provided by Alexco.

SRK has relied on Alexco information relating to a title search with respect to certain Yukon mineral claims in the Mayo District.

SRK was informed by Alexco that there are no known litigations potentially affecting the Keno Hill property.

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3	Property Description and Location

The Keno Hill property is located in the Mayo Mining District approximately 350 kilometres north of Whitehorse, Yukon Territory. The area is covered by NTS map sheets 105M/13 and 105M/14.

The portal of the Bellekeno 600 adit is located at 135 degrees and fifteen minutes and twenty-seven seconds longitude West (-135.258 degrees) and sixty-three degrees and fifty-four minutes and thirty-five seconds latitude North (63.910 degrees)

3.1	Land Tenure

The project land under the control of Alexco comprises 713 surveyed quartz mining leases, 794 unsurveyed quartz mining claims and two crown grants. All quartz mining leases have been legally surveyed whereas the quartz mining claims have not.

The quartz mining claims and leases are currently owned by Elsa Reclamation & Development Company Ltd. (“ERDC”), a wholly owned subsidiary of Alexco. The property covers an aggregated area of approximately 23,350 hectares, forming an east-northeast trending belt about twenty-nine kilometres long and up to eight kilometres wide (Figure 1) and comprising the Keno Hill Mining District. Fifteen surface leases, and several parcels of freehold property cover parts of the mineral rights.

The following interests were transferred to Alexco after the issuance of a Type “B” Water License on 14 November 2007:

A 100 percent interest in 637 quartz mining leases, two Crown grants and eighty-five quartz mining claims;
A Fifty percent interest in three quartz mining leases;
A Seventy percent interest in twenty-nine quartz mining claims; and
A Sixty-five percent interest in seven quartz mining claims;
The “UKHM property”.

In 2006 and 2007, 650399 BC Ltd, a wholly owned Alexco subsidiary staked 673 mineral claims (full size and fractional) adjacent to the UKHM property and purchased thirty-six quartz claims and thirty-seven quartz mining leases from a third party.

Mineral exploration at Keno Hill is permitted under the terms and conditions set out by the Yukon Government in the Class III Quartz Mining Land Use Permit – LQ00186, issued on July 5, 2006 and valid until July 4, 2011.

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135°50'
135°40'
135°30'
135°20'
135°10'
135°
64°05'
64°
63°55'
63°50'
63°45'
63°40'
Whitehorse
500 km
Keno Hill Property Outline
(include small third party claims)
Wernecke
Bellekeno
Quartz Claims
Elsa
Keno Hill
EXTENSION
(16087)
TUNDRA
(12838)
(14081)
SAM
(55327)
Existing UG
workings
300 m
SRK Consulting
Alexco Resource Corporation
Keno Hill Tenement Map
0
5
10 km

Figure 1: Tenement Map and Location of the Bellekeno Underground Workings.

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The mineral resources for the Bellekeno Mine reported herein and the underground infrastructure are all located on the Quartz claims SAM 56327, TUNDRA 12838, WIPSAW 14081, EXTENSION 16087, APEX FR. 56443 and NOD FR. 16170 (Figure 1). All claims expire on December 15, 2017 except the TUNDRA 12838 claim that expires on January 11, 2020.

The silver-lead-zinc mineralization extracted from the Bellekeno Mine was processed at the Elsa Mill, located in Elsa.

According to title search information provided by Alexco to SRK, the six Quartz claims comprising the Bellekeno mine and mineral resources are free of registered encumbrances except for a 1.5 percent net smelter return royalty charged from any future production from the UKHM assets and payable to the Governments of Yukon and Canada to a maximum of CN$4 million.

Certain other UKHM claims may be subject to unknown or unregistered royalties and/or agreements.

3.2	Underlying Agreements

Alexco’s rights to much of the Keno Hill property are held through ERDC, a wholly owned subsidiary.

In June 2005, PriceWaterhouseCoopers, a court appointed interim receiver and receiver-manager of UKHM, selected Alexco as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (collectively “UKHM”).

PricewaterhouseCoopers Inc. and Alexco entered into an agreement (the “Purchase Agreement”) dated August 4, 2005, as amended November 2, 2005 and January 31, 2006. Alexco assigned the Purchase Agreement to its wholly-owned subsidiary ERDC on February 6, 2006.

In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and Alexco, the Supreme Court of Yukon approved the purchase of the assets of UKHM by ERDC.

“Interim Closing” of the UKHM transaction was completed on April 18, 2006. Alexco assumed responsibility for care and maintenance operations at the UKHM property. On the Initial Closing, among other things, Alexco (i) deposited CN$10 million in trust to be used exclusively to fund ERDC’s contribution to the cost of the reclamation of the pre-existing environmental liabilities of the UKHM property and (ii) obtained possession of the mineral claims and leases, titled property and crown grants of UKHM and the equipment on the UKHM properties for the purposes of contracted care na maintenance and exploration by ERDC of the UKHM property. On November 30, 2006, Alexco terminated a contract with a local contractor and started conducting operations utilizing its own employees and equipment.

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Title to all UKHM assets was transferred to Alexco (“Final Closing”) in late November 2007, following the approval of a “Type B” Water License by the Yukon Water Board.

A water licence is the main operating licence for mining activities in Yukon and is required in order to use water and to deposit waste in or near water. On January 24, 2008, Alexco applied for a “Type B” Water License covering its proposed underground exploration programme at Bellekeno. Commercial production and processing can not resume until this Type “A” water licence is obtained.

3.3	Environmental Considerations

The Subsidiary Agreement pertains to the pre-existing environmental condition and the environmental care and maintenance and reclamation of the UKHM property. Pursuant to this Secondary Agreement, ERDC is in the process of formulating a closure (abandonment/ reclamation) plan for the entire Keno Hill district.

Key provisions of the Subsidiary Agreement are as follows:

The CN$10 million remains held in trust and as required upon the occurrence of Final Closing and ultimately is expected to be transferred into an environmental trust for reclamation of the mine;
The Federal Government agrees to indemnify ERDC and the Company for all liabilities arising directly or indirectly as a result of the pre- existing condition of the UKHM site;
ERDC and the Governments are jointly developing a reclamation plan for the UKHM site, with ERDC and the Federal Government sharing the plan development costs;

The CN$10 million in the environmental trust constitutes ERDC’s contribution to the cost of implementing the reclamation plan. ERDC has not further contribution obligation with respect to the cost of the implementation;

With the occurrence of Final Closing, the Governments and ERDC are in the process of agreeing on the annual cost for care and maintenance. ERDC is responsible for environmental care and maintenance of the UKHM site until the reclamation plan is developed and approved, and during the period preceding reclamation plan approval will bear an increasing portion of such care an maintenance costs; and

ERDC is to contribute, to a separate trust fund, a portion of any future proceeds from sales of existing assets as well as a 1.5 percent Net Smelter Return royalty to a maximum of CN$4 million from any future production from the UKHM property.

A baseline environmental study has been completed on existing environmental liabilities. This study reflects only such information as is presently known and available. It is therefore indicative and not definitive, and it is possible that further historical liabilities will be uncovered and identified in the future.

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4	Accessibility, Climate, Local

Resources, Infrastructure and

Physiography

The Bellekeno Mine is included within the historic Keno Hill mining camp, located in central Yukon Territory (Figure 1). The closest town is Mayo, located on the Steward River, circa fifty-five kilometres to the south. Mayo is accessible from Whitehorse via a 460 kilometre all weather road; the town is also serviced by Mayo airport, which is located just to the north. A gravel road leads from Mayo to the project areas. Historically, the mining camp was linked by river route to the outside world; since 1950 the all weather highway, which was also used for transporting the ore, has been the main link

The central Yukon Territory is characterized by a sub-arctic continental climate with cold winters and warm summers. Average temperatures in the winter are between minus fifteen and minus twenty degrees Celsius but can reach minus sixty degrees Celsius. The summers are moderately warm with average temperatures in July around fifteen degrees Celsius. Exploration and mining work can be carried out year-round.

Because of its northern latitude, winter days are short; north-facing slopes experience ten weeks without direct sunlight around the winter solstice. Conversely, summer days are very long, especially in early summer around the summer solstice. Annual precipitation averages twenty eight centimetres; half of this amount falls as snow, which starts to accumulate in October and remains into May or June.

Three phase power is available in many parts of the district as well as limited telephone service. A large number of roads constructed for past mining operations are still serviceable. The old company town of Elsa, located toward the western end of the district, comprises several buildings that are currently being used for storage, maintenance work and housing. A new camp and kitchen have been constructed at Flat Creek, just west of Elsa.

The landscape around the Bellekeno Mine is characterized by rolling hills and mountains with a relief of up to 1,200 metres (Figure 2). The highest elevation is Keno Hill with 1,975 metres. Slopes are gentle except the north slopes of Keno Hill and Sourdough Hill. Vegetation is abundant.

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Figure 2: Typical Landscape in the Keno Hill District. A. Photo Taken from Galkeno 300, Looking Southeast at (1) Keno City, (2) Lightning Creek Valley, (3) Bellekeno 600 Adit is Just Out of Sight from this View Angle B. View from Road Above Elsa, Looking Northwest. C and D. Views Looking North from the Drilling Sites at Bellekeno.

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5	History

The history of the Keno Hill mining camp is well described in Cathro (2006); the information presented in this section draws heavily from that source.

The Keno Hill mining camp area has a rich history of exploration and mining dating back to the beginning of the 1900’s. Earliest prospectors had been working the area around Mayo for gold, especially after the Klondike gold rush of 1898. The first silver was found in 1901; however, interest was low due to the prospector’s interest in gold alone despite an assay from 1905 yielding more than ten kgpt silver. Small-scale mining finally commenced in 1913 with a first shipment of fifty-five tons of ore to a smelter in San Francisco. Due to a shallow depth of the deposit and the First World War, interest in the area had dwindled by 1917.

The end of the First World War and high silver prices led to renewed and ultimately successful exploration activity in the area with the Yukon Gold Company and later Keno Hill Limited as the first truly commercial operators. Success at the Keno Mine led to a staking rush, resulting in the discovery of a number of rich deposits.

In the early 1920’s the Treadwell Yukon Company Limited (“TYC”), became interested in the Keno Hill area and, under the leadership of Livingston Wernecke, acquired a number of claims and started mining. By 1941, in just under eighteen years, when Wernecke died in an accident, TYC had produced 1,381 tons of silver and 43,772 tons of lead. More than half of that amount came from the Keno Hill mine. By this time a number of mines were in production, including: Sadie-Ladue, Lucky Queen, Silver King, Elsa, and Hector-Calumet; combined, about eighty-five per cent of the camp’s production came from these mines. Interestingly, no zinc was recovered.

Wernecke’s death and the Second World War resulted in a sharp decline in activity in the Keno Hill camp until a new company, Keno Hill Mining Company Ltd., later United Keno Hill Mines Ltd., spearheaded by Thayer Lindsley, purchased all TYC properties and started production. Very good results led to another staking rush and the formation of a large number of junior exploration companies, including the successful Bellekeno Mines Ltd., which was later purchased by UKHM.

The 1950’s proved to be the most successful time of the mining camp. Starting in the early 1960’s, new discoveries and additions to ore reserves lagged production. In 1972 the Husky mine went into production, and in 1977 open pit operations were introduced into the camp mainly order to recover crown pillars. From 1982 to 1985 (Sadie-Ladue and Shamrock mines) and 1989-1990 (Shamrock, Silver King, Hector-Calumet, Lucky Queen and Keno mines) float trains were mined on a small scale basis. UKHM closed permanently in early 1989.

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Table 1 shows a summary of production between 1900 and 1990. It must be noted, however, that reported production of zinc does not reflect actual amounts of zinc present in the mineralized rock (mined and unmined) since zinc was recovered only from 1950-1977 and from 1986-1988. The remote location of the mining camp and the low price for zinc compared to silver and lead led to a situation where zinc-rich mineralized rock was not mined or not shipped to a smelter.

Table 1. Keno Hill District Production from 1950 to 1990 (from Cathro, 2006).

Mine	imperial	Ag ounces	Pb	Zn	Ag ounces	Pb pounds	Zn pounds
	tons	per ton	percent	percent
Hector-Calumet	2,721,288	35.4	7.5	6.1	96,219,690	406,912,502	334,570,797
Elsa	491,009	61.4	4.9	1.4	30,158,040	47,708,019	13,484,869
Husky	429,367	41.7	3.9	0.4	17,889,418	33,290,002	3,309,284
Sadie-Ladue	244,330	52.1	6.5	4.5	12,725,633	31,923,607	22,029,310
Keno	283,762	44.4	10.7	3.7	12,602,298	60,549,038	21,189,428
Lucky Queen	123,590	89.2	7.0	2.7	11,019,368	17,223,250	6,653,462
Silver King	207,618	53.0	7.7	0.8	10,995,915	31,917,957	3,510,383
No Cash	166,530	29.8	3.6	1.9	4,969,107	11,912,346	6,188,199
Galkeno	167,063	27.2	5.2	2.7	4,544,142	17,437,410	8,999,204
Bermingham	186,266	20.3	4.2	0.6	3,777,932	15,575,525	2,157,714
Bellekeno	40,502	42.6	9.8	2.3	1,724,371	7,966,619	1,828,776
Black Cap	48,576	27.4	1.6	0.3	1,331,131	1,560,359	269,402
Onek	95,290	13.6	5.5	3.4	1,299,333	10,456,254	6,452,107
Ruby	40,652	25.2	3.0	1.3	1,024,141	2,420,577	1,022,818
Shamrock	5,336	180.3	37.6	0.3	962,396	4,013,179	36,523
Comstock	22,863	39.7	10.7	3.8	907,176	4,891,434	1,719,131
Dixie	23,872	20.2	3.8	5.1	481,942	1,813,155	2,455,694
Husky Southwest	10,461	39.6	0.3	0.1	414,261	56,193	17,300
Townsite	18,570	16.4	4.3	2.0	305,423	1,583,393	730,014
Mt. Keno (Runer)	1,588	139.3	17.7		221,152	561,770
Miller (UN & Dragon)	9,390	15.1	2.2	0.7	141,358	419,702	139,638
Ram	423	225.0	45.0		95,175	380,700
Yukeno	340	148.9	11.1		50,620	75,365
Gambler	246	190.1	56.2		46,762	276,265
Flame & Moth	1,590	18.3	1.1	0.9	29,120	35,363	28,895
Elsa Mill Tailings 1950's	1,884	14.4	3.0	0.8	27,216	112,462	29,423
Stone	149	126.0	30.3		18,832	90,495
Caribou Hill	87	177.1	71.6	0.3	15,402	124,524	522
Vanguard	48	305.8	55.3	0.4	14,651	52,976	360
Duncan	15	744.3	22.4		10,822	6,500
Lookout (Mt. Haldoan)	30	93.9	53.6		2,769	31,628
Croesus	10	238.9			2,461
Silver Basin	12	167.8	41.1		2,089	10,227
Coral & Wigwam	8	258.0	61.0		1,935	9,150
Silver Basin	247	6.8	2.1	0.7	1,676	10,374	3,458
Wayne	6	134.0	56.0		804	6,720
Klondike-Keno	6	124.8	49.7		714	5,680
Cobalt Hill	5	65.0	80.0		325	8,000
Cream-Jean	60
TOTAL (Imperial)	5,343,088	40.1	6.7	4.1	214,035,599	711,428,720	436,826,711
TOTAL (metric)	metric	grams per	percent	percent	kilograms	metric	metric
	tonnes	tonne				tonnes	tonnes
	4,847,164	1,373	6.7	4.1	6,657,234.9	322,698.4	198,141.1

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Between 1990 and 1998 The Dominion Mineral Resources and Sterling Frontier Properties Company of Canada Limited (“Dominion”), after acquiring thirty-two per cent interest in UKHM, carried out extensive reclamation, remediation and exploration work at the Bellekeno, Husky Southwest and Silver King mines in order to reopen the camp. Lack of financing forced Dominion to abandon its rights, in effect reverting back the rights to UKHM. Environmental liabilities and site maintenance costs drove UKHM into bankruptcy; the Federal Government inherited the assets.

Records indicate the Bellekeno mine produced 42,000 tons (38,102 tonnes) of ore averaging 42.6 ounces per ton of silver (1,461 g/tonne silver) with approximately eleven percent lead and seven percent zinc (Table 2).

In March 1997, estimated remaining resources at Bellekeno were published by Keno Hill mine staff (Table 2). This estimate considers samples that were collected by underground percussion drilling, core drilling and chip sampling; silver assays were capped at 100 ounces of silver per ton (3,429 g/tonne silver). Manual polygonal estimation methods were used and, where necessary, the veins were diluted to a minimum mining width of five feet (1.52 metres). These historical resources were classified according to the CIM Mineral Resource/Reserve Classification reporting guidelines (February 1996). Although believed to be relevant by Alexco management, these historical resources were prepared before the development of NI 43-101, and therefore should not be relied upon.

Table 2. Estimated Remaining Historical Resources* from the Bellekeno Mine, Keno Hill Property, March 1997.

Resource Category	Tonnage	Ag	Au	Pb	Zn	Ag Eq**	Ag Eq*
	(Tons)	(oz/ton)	(oz/ton)	(%)	(%)	(oz/ton)	(Moz)
(Imperial original reporting units)
Measured & Indicated	253,300	36.5	0.01	12.4	7.1	64.4	16.3
Inferred	38,000	23.0	0.01	6.0	4.0	37.9	1.4
(Metric converted units)
	(Tonnes)	(g/tonne)	(g/tonne)	(%)	(%)
Measured & Indicated	229,900	1,251	0.34	12.4	7.1
Inferred	34,400	789	0.34	6.0	4.0

*

Historical mineral resource estimate prepared by Keno Hill mine staff before the development of NI43-101. This historical resource estimate that is considered relevant should not be relied upon. Alexco does not consider this estimate current. Reported at a 15 oz/t silver cut-off.

**	Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

In June 2005, Alexco was selected as the preferred purchaser of the assets of UKHM by PricewaterhouseCoopers Inc., the court-appointed interim receiver and receiver-manager of Keno Hill. In February 2006, following lengthy negotiations with both, the Federal and Territory Governments, the Supreme Court of the Yukon Territory approved Alexco's purchase of UKHM's assets through Alexco's wholly-owned subsidiary, ERDC.

Interim closing of the Keno Hill transaction was completed on April 18, 2006, and an agreement governing management and future reclamation of the Keno

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Hill district was signed. Under the Keno Hill Subsidiary Agreement, ERDC is indemnified against all historical liability, has property access for exploration and future development and is not required to post security against pre-existing liabilities. ERDC will also be reimbursed for its future environmental reclamation activities - estimated at more than CN$50 million - while itself contributing CN$10 million to cleanup of the Keno Hill district. ERDC has also assumed responsibility for ongoing environmental care and maintenance of the site under contract to the Yukon Territory Government, and is actively conducting a baseline environmental assessment and site characterization program.

To finalize the Keno Hill acquisition, ERDC applied for and received a water license in November 2007. Upon receipt of the license, ERDC received clear title to surface and subsurface claims, leases, free-hold land, buildings and equipment at Keno Hill.

During 2006, Alexco embarked on an aggressive exploration program targeting the historical resources at Bellekeno and Husky SW and subordinately other former mines in the district. Forty-two surface boreholes (11,180 metres) were drilled in 2006 and eighty-five surface boreholes (21,754 metres) in 2007 to test the extensions of historic resources at Bellekeno, Husky SW, Silver King, Silver King East, Onek, Lucky Queen and several additional exploration targets.

During 2006 Alexco drilled nine surface core boreholes (3,727 metres) at the Bellekeno Mine.

In 2007, an additional thirty-one surface core boreholes (9,217 metres) were drilled at the Bellekeno Mine.

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6	Geological Setting

6.1	Regional Geology

The historic Bellekeno Mine is one of the several polymetallic silver-lead- mines within the historic Keno Hill mining camp located in central Yukon Territory, Canada.

The Keno Hill mining camp is located in the north western part of the Selwyn Basin in an area characterized by the Robert Service Thrust Sheet and the Tombstone Thrust Sheet; these thrust sheets are overlapping and trend north- westerly. The area is underlain by Upper Proterozoic to Mississippian rocks that were deposited in a shelf environment during the formation of the northern Cordilleran continental margin (Figure 3). A compressional regime that possibly existed during the Jurassic, but certainly during the Cretaceous produced thrusts, folds and penetrative fabrics of various scales. Early large scale deformation (D1) produced recumbent folds, resulting in local structural thickening of strata. A second (and possibly third, D3, Roots, 1997), deformational event (D2) produced gentle south westerly plunging syn- and antiform pairs; layering in these structures are axial planar to the D1 recumbent folds.

The Robert Service Thrust Sheet in the south is composed of Late Proterozoic to Cambrian sandstone, locally with interbedded limestone and argillite, a Cambrian to Middle Devonian succession of siltsone, limestone and chert, and Upper Devonian argillite, chert, and chert pebble conglomerate. The latter unit unconformably overlies the lower units.

The Tombstone Thrust Sheet to the north consists of Devonian phyllite, felsic meta-tuffs and metaclastic rocks, overlain by Carboniferous quartzite. This latter rock unit is locally thickened due to folding and or thrusting and hosts the mineralization of the Keno Hill camp.

Intrusive rocks formed during four episodes of plutonism. Early Paleozoic fine-grained diabase occurs as metre-scale dikes and sills in the Upper Proterozoic to Lower Cambrian rocks. During the Mid-Triassic, gabbros to diorites formed pods of various sizes, primarily in the Devonian and Mississippian rocks of the Tombstone thrust sheet. A third phase of plutonism took place around ninety two million years ago in the early Cretaceous and resulted in widespread and voluminous Tombstone intrusions of commonly granitic to granodioritic composition. The youngest magmatic activity occurred around sixty five million years ago in the Upper Cretaceous and resulted in the formation of peraluminous megacrystic potassium feldspar granite.

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Figure 3: General Geology of the Selwyn Basin Area. Image from Dusel-Bacon et al. (2002).

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In addition to the Keno Hill silver mining camp, where polymetallic veins were exploited, the area hosts a number of occurrences, and showings of tungsten, copper, gold, lead, zinc, antimony and barite.

Tin, tungsten, and molybdenite occurrences are possibly related to the suite of Cretaceous intrusion, whereas lead, zinc, and barite occur in stratiform calcareous sedimentary rocks of early to mid-Paleozoic age typical of sediment-hosted deposits.

6.2	Property Geology

The local geology is characterized by three sedimentary rock units: Lower Schist, Central Quartzite, and Upper Schist (Figure 4). Individual layers are thought to be conformal and are metamorphosed to greenschist facies assemblages. Regional metamorphism is believed to have occurred in the Middle Cretaceous, about 105 million years ago.

The Lower Schist is of Devonian to Mississippian age and is composed of graphitic, calcareous, and sericitic schist, thin and locally thick-bedded quartzite and minor greenstone of Middle Triassic age. The greenstone forms sills and / or boudins and consist of metadiorite and metagabbro. The sills and boudins form bodies up to one kilometre long and thirty metres thick. They occur primarily on Keno Hill. Weathering of the Lower Schist is pronounced and results in small silica fragments supported by a clay matrix. The fast weathering prevents outcrops from forming. The lower contact of this unit has been cut off by the Tombstone Thrust Fault.

The Mississippian Central Quartzite, also known as the Keno Hill Quartzite, has a structural thickness of approximately 700 metres and consists of bedded and massive quartzite with minor schist and phyllite layers as well as greenstone horizons, which occur most commonly in the lower half of the Central Quartzite. The thickness of this unit is especially great in the Keno Hill area; which is likely due to the presence of a D1 fold nose and accompanied structural thickening in the Keno Hill area. Underground exposure has revealed tight isoclinal folding. Internal fracturing leaves the unit prone to weathering, resulting in the formation of felsenmeer downslope, where large slabs of quartzite accumulate. This unit is the most important host to mineralization of the Keno Hill camp.

A package of Cambrian quartz-mica schist, quartzite, graphitic schist and minor limestone comprise the Upper Schist. The Robert Service Thrust Fault separates the Upper Schist from the younger Central Quartzite.

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MESOZOIC
YUKON GROUP
PRECAMBRIAN OR PALAEOZOIC
Keno Hill

Figure 4: Local Geology of the Keno Hill Camp. (Image Modified from a GSC map).

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A number of quartz-feldspar porphyritic sills have intruded the stratigraphy parallel to schistosity. The sills are most common in the Lower and Upper Schists and can reach thicknesses of up to fifty metres; reports of occurrences in the Central Quartzite are inconclusive and vague. The quartz-porphyry sills are believed to be related to the ninety three million year old Roop Lake granite (also known as Mayo Lake pluton), which is located southeast of the camp.

Structurally, the property is characterized by four sets of faults; many of which have been filled by hydrothermal minerals, forming veins. The oldest fault set consists of south dipping structures that are generally parallel to foliation and are apparently associated with the Tombstone Thrust Fault since movement was contemporaneous or slightly later. Locally, brittle deformation has been observed along these structures. A second fault set, known as “longitudinal veins” strikes north east to east northeast and dips steeply southeast. The latest movement along these faults is sinistral with offsets locally reaching more than 150 metres; however, more than one episode of movement commonly is indicated. Depending on the competency of the host rock, longitudinal veins can be up to thirty metres wide in an anastomosing system of sub-veins. Essentially all mineralized rock was mined from these longitudinal veins. A third set of faults, known as “transverse faults”, is north-west striking and dips steeply to the north. Transverse faults commonly do not contain silver and lead mineralization but are commonly filled by quartz with trace to minor arsenopyrite, pyrite and jamesonite. Vein thicknesses can reach five metres. Transverse faults are believed to be dilational zones between en echelon longitudinal faults.

A younger set of faults, known as cross faults, strike north to north east with a dip of sixty degrees west to south west and offset vein or longitudinal faults by up to 2,000 metres. In the western part of the camp, dextral movement is the most recent event along these structures, whereas in the eastern part of the camp sinistral movement with less magnitude prevails.

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7	Deposit Types

The Keno Hill Mining camp has long been recognized as a polymetallic silver- lead-zinc vein district with characteristics possibly similar to other well known mining districts in the world.; Examples of this type of mineralization include the Kokanee Range (Slocan), British Columbia; Coeur d’Alene, Idaho; Freiberg and the Harz Mountains, Germany; and Príbram, Czech Republic.

The common characteristics of these locales are the proximity to crustal-scale faults, the occurrence in a package of monotonous clastic metasedimentary rocks, which have been intruded by plutons. Even though the mineralization is not likely related to the intrusions, they may have acted as a heat source for hydrothermal circulation. Mineral precipitation occurred where metal-laden hydrothermal fluids with a temperature of 250 to 300 degrees Celsius traveled through open fractures caused by a local tensional stress regime in an otherwise compressional environment and precipitated metals as pressure and temperature changed.

The metals were likely leached from crustal rocks by hot circulating fluids. Mineral precipitation likely occurred at an average depth of about six kilometres. Fluid mixing of hydrothermal fluid with meteoric fluid is common as is boiling. Multiple fluid pulses result in a repetition of the mineral sequence precipitated as well as recrystallization and modification of the existing mineral assemblage.

At Keno Hill, the largest accumulation of ore minerals occurred in structurally prepared competent rocks, such as the Central Quartzite, resulting in areas of increased fluid flow. Incompetent rocks like phyllites tend to produce fewer and smaller, if any, open spaces, limiting fluid flow and resulting mineral precipitation.

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8	Mineralization

Good summaries of the mineralogy of the Keno Hill District silver-lead-zinc mineralization can be found in Cathro (2006), Murphy (1997), and Roots, (1997). Mineralization in the Keno Hill camp is of the polymetallic silver-lead- zinc vein type. Mineralization of this type ideally exhibits a succession of hydrothermally precipitated minerals from the vein wall towards the vein center. However, at Keno Hill multiple pulses of hydrothermal fluids traveling through the same structure are very likely to modify the original succession of precipitated minerals by recrystallization and/or repetition of the original succession. Supergene alteration can further change the mineralogy in a vein. In the Keno Hill area, supergene alteration reached a maximum depth of about 200 metres shortly after vein emplacement. Due to glacial erosion, much of the supergene zone has been removed.

In general, common gangue minerals include manganiferous siderite and to a lesser extent quartz and quartz breccia as well as calcite. Silver occurs in argentiferous galena and argentiferous tetrahedrite (freibergite). In supergene assemblages, silver is further found as native silver, in polybasite, stephanite, and pyrargyrite. Lead occurs in galena and zinc in sphalerite, which is iron- rich. This type of sphalerite is also known as marmatite and contains approximately seven per cent more zinc than “normal” sphalerite. Furthermore, sphalerite can contain approximately 7,000 to 10,000 grams or cadmium per tonne and up to 800 grams of tin per tonne (non-recoverable). Other sulphides include pyrite, arsenopyrite, and chalcopyrite. Pyrite and arsenopyrite are locally gold-bearing. Roots (1997) gives a general paragenetic sequence for minerals in the Keno Hill camp (Figure 5).

In addition to a lateral zoning mentioned above, veins exhibit a vertical change in mineralogy. According to Cathro (2006, p. 112), “A typical oreshoot displays a predictable vertical zoning from lead-rich at the top to zinc-rich at the bottom. Mineralogically, the ore changes with increasing depth from galena to galena-freibergite, to galena-freibergite-sphalerite-siderite, to sphalerite-freibergite-galena-siderite, to sphalerite-siderite, to siderite-pyrite- sphalerite”. Due to this zonation, individual veins have historically been interpreted to have a silver-poor sphalerite-rich lower zone. Historically, it was also believed that economic mineralization in the Keno Hill camp was restricted to a shallow zone of about 120 metres thickness; the discovery of the Number 3 Vein below the 400 level in the Hector-Calumet mine in 1948 showed that silver-rich veins exist deeper than historically believed and that known veins exhibit depth potential.

In addition to the local changes in mineralogy, a camp-scale zonation from high gold to copper and iron to zinc ratios of tetrahedrite in the west of the camp to lower ratios in the east has been recognized. It is believed that the Roop Lakes Granite, located ten to fifteen kilometres west of the camp, acted as a heat source for the hydrothermal system that resulted in the precipitation of the vein minerals. With increasing distance to from the granite, hydrothermal fluids would have experienced a general decrease in

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temperature, leading to the observed change in metal ratios. Murphy (1997) points out, however, that the geometry between intrusion and mineralized veins might not reflect the geometry during the time of hydrothermal activity. Since the timing of mineralizing events and deformation is poorly constrained, the apparent zoning could be the result of other, as of yet unknown, factors.

Despite the above mentioned uncertainties, a generally lower fluid temperature along the western edge of the camp could be responsible for the epithermal character of the ore from the Husky, Husky Southwest, and possibly the higher levels of the Bellekeno deposits. These deposits contained higher gold grades than other deposits of the camp. Gold occurs as electrum, in pyrite, and in arsenopyrite. Sulphide mineralogy at Husky and Husky Southwest is also different from the bulk of the mines; the main sulphide is pyrite, which amounts for one to five per cent. Galena is rare and not argentiferous; instead silver occurs as microscopic crystals of native silver and argentite.

Figure 5: Paragenetic Sequence of the Bellekeno Area. Redrafted from Roots, 1997.

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The Bellekeno vein system consists of at least eleven individual veins with variable strike, dip and thickness recognized in three distinct mineralized zones (Figure 6). The average strike is approximately 030 degrees azimuth with an average dip of sixty to eighty degrees to the east or west. Reported thickness ranges from just a few centimetres to several metres. Faults, originally exposed underground, show intense iron carbonate alteration and local brecciation. Mineralized zones are largely composed of siderite and limonite. Ore minerals include freibergite and galena, and sphalerite. Accessory minerals are anglesite, cerrussite, smithsonite, malachite, aresonopyrite, pyrite, chalcopyrite, and azurite. A typical drilling intercept is presented in Figure 7 and Figure 8.

The Bellekeno vein system is sub-divided into three segments: the Southwest, 99 and the East Zones (Figure 6). The bulk of the historical mining occurred in the 99 zone.

Similar to other mineralized vein systems in the Keno Hill Camp, individual veins have a silver-lead-rich top, becoming increasingly zinc-richer and silver/lead-poorer with increasing depth. Veins occur as stacked systems with different metals occurring at various depths within a vein system (but zoned in individual veins).

Figure 6: Schematic Longitudinal Section Showing the Three Distinct Zones of the Bellekeno “48” Vein, Historical Mine Workings in Green.

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Borehole K06-0016 (Bellekeno)
40.5 gpt Ag
7.86% Zn
0.37% Pb
364.0m
1,270 gpt Ag
16.3% Zn
17.3% Pb
364.6m
3,440 gpt Ag
34.5% Zn
7.38% Pb
365.8m
231 gpt Ag
4.12% Zn
2.77% Pb
366.5m
186 gpt Ag
2.94% Zn
1.18% Pb
367.0m
Not assayed
369.0m
KenoHill_Oct06 052.jpg

Figure 7: Composite Section Across the Southwest Zone in Borehole K06-0016 (Pencil for Scale).

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Figure 8: Composite Section Across the Southwest Zone in Borehole K06-0023 (Pencil for Scale).

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9	Exploration

Most past exploration work in the Keno Hill district was conducted as support to the mining activities until the mines closed in 1989. A good summary of the early exploration work is provided by Cathro (2006). This historic work involved surface and underground drilling designed to explore areas surrounding the main underground working areas. It is beyond the scope of this report to describe all historical exploration work completed in the Keno Hill district. Only the relevant historical work completed at properties of current interest to Alexco is included below.

The current exploration conducted by Alexco is the first comprehensive exploration effort in the district since 1997, with exploration being led by a geological team from NovaGold Resources Inc. During the initial phase of Alexco’s involvement at Keno Hill, a program of geologic data compilation, aero geophysical surveying (conducted by McPhar Geophysics) and surface diamond drilling was completed.

Past operator UKHM, accumulated a huge number of paper maps and documents relating to nearly seventy years of district mining, but the documentation and data were never assembled into a coherent database that could be used to decipher the geology on a district scale. Beginning in late 2005 and continuing throughout 2006 and 2007, Alexco has converted over 100 gigabytes of this historic data to digital form by scanning and data entry.

Two diamond drilling rigs were mobilized to the district during the summer of 2006 and forty-two drill holes completed for the season totalling 11,180 metres. The holes were primarily directed toward verification and extension of historic resources at Bellekeno, Husky SW and Silver King. However, a few widely spaced holes were also drilled on other targets considered promising such as Silver King East and Lucky Queen. As a routine procedure, all diamond drill core sampled was analyzed for thirty-three elements with analyses of these geochemical data being used to gain a better understanding of the distribution of mineralizing fluids on both a district and local scale.

Diamond drilling resumed in March of 2007 with emphasis again being placed on Bellekeno, Husky SW and the Silver King/Silver King East areas. In addition, targets were drilled on several under-explored veins in the vicinity of Elsa town site. Lucky Queen was revisited and the Onek mine area saw substantial amounts of work. During 2007 approximately 21,754 metres of drilling has been completed on the Keno Hill project in eighty-five boreholes.

Three geophysical techniques have been used over parts of the property i.e. aeromagnetic, aeroelectromagnetic and ground IP (induced potential). The high quality results generated by these surveys were successful in helping to identify possible hidden structures and covered stratigraphy. There is, however, no obvious signature unique to known mineralization. During 2007, a ground IP geophysical survey was completed on the Husky SW to Silver King trend by contractor Aurora Geoscience.

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10	Drilling

10.1	Historical Drilling

Available information about historical drilling is probably incomplete but reaches back to 1974 for the Husky SW area and to 1975 for the Bellekeno area. The available information is summarized in Appendix A.

For the Bellekeno area historical drilling information is available from 1975 onwards. UKHM and WGM drilled a total of 13,006 metres, consisting of underground and surface holes. Both companies drilled diamond drill holes as well as percussion or reverse circulation holes. Similar to the situation at Husky SW, very little information is available about azimuths and dips of these historical holes. Hence, no information about intersected mineralization and its true thickness is available.

SRK briefly reviewed and discussed with former UKHM staff drill core sampling procedures that had been undertaken during mine operations. Surface and underground diamond and percussion drilling was completed by UKHM for the Bellekeno deposit. Chip sampling was conducted along mining drifts and raise for the Bellekeno East and 99 veins and to a limited extent in the Southwest Zone.

Diamond drilling procedures used by UKHM appear to be reasonable based on limited information about historical procedures. UKHM reported significant losses of silver mineralization in the course of drilling as finely mineralized sulphosalts were washed out of core material by drilling fluids particularly in the Silver King deposit. To accommodate this problem, drill hole assays were augmented by sludge samples to adjust for this loss during the estimation of historical resources. Sludge samples are affected by many factors from drilling technique to mud density and the size, shape and weight of drill cuttings. SRK considers sludge samples as poor quantitative indicator of metal losses.

Historical percussion drilling drill cuttings were assayed and analysed to determine grade and contacts of mineralization. UHKM used procedures such as:

Logging of penetration rates and drill fluid colour to assist identification of mineralized zones;
Flushing of hole after each 4-foot sample interval to reduce “run-on” contamination; and
Careful analysis of chip samples under binocular microscope to identify first appearance of mineralized and unmineralized lithologies.

Despite the procedures, percussion samples are considered by SRK fundamentally biased because they do not represent a continuous and regular

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volume of rock. Sample contamination from percussion hole sidewalls remain a possibility despite flushing the hole between 4-foot samples.

Historical chip sampling has been established in the mining industry as a sampling procedure prone to bias. Bias in chip sampling can result from many sources but the primary bias results from a discontinuous and irregular volume of rock taken along the sampled surface. Other sources of error may result from sampler bias where only mineralized surfaces or surfaces that are easy to chip are sampled.

10.2	2006/2007 Alexco Drilling

Alexco conducted surface diamond drilling programs in 2006 and 2007. The 2006 campaign, starting in July and ending in December, consisted of forty- two drill holes totalling 11,180 metres. The 2007 campaign consists of eighty- five boreholes totalling 21,754 metres.

At the Bellekeno Mine, nine (3,727 metres) and thirty-one (9,217 metres) core boreholes targeted the Number 48 vein structure in 2006 and 2007, respectively (see Appendix A). Other core boreholes were drilled in the Bellekeno area during 2007 but they are not relevant for this technical report.

The drilling was designed to confirm and test historic reserve/resource blocks and extend known mineralization at various past producing mines within the Keno Hill district. Drilling to date has focused on the following past producing mines/prospects: Bellekeno Mine, Silver King Mine, Husky SW Mine, Husky Mine, Lucky Queen Mine, Ruby Mine, Shamrock Mine, Onek Mine, Silver King East prospect, Tic Vein, Schoolhouse Vein, RCMP/Pool Vein and Townsite Vein. See Figure 9 for locations and orientation of the boreholes drilled in the vicinity of the Bellekeno project.

In 2006, diamond drilling was performed by Peak Diamond Drilling based out of Courtney, British Columbia utilizing two skid mounted drill rigs, a LF-70 drill and an EF-90 drill. Drilling was done by the wireline method using N- size equipment (NQ2). In 2007 diamond drilling was performed by Quest Diamond Drilling based out of Abbotsford, British Columbia utilizing four skid mounted drill rigs, two LF-70 drills and two LF-90 drills. Drilling was done by the wireline method using H-size equipment (HQ). For both campaigns the drilling was well supervised, the drill sites were clean and safe, and the work was efficiently done. Diamond drill operational safety inspections were conducted on each drill rig at various times throughout the drilling programs.

For the majority of the drill program, roads and trails constructed by previous mining and exploration programs were utilized to access drill sites. Approximately 1,000 metres of new access roads were constructed to reach drill sites.

Drill hole collars were located respective to UTM coordinates. Proposed drill hole collars were located using a Garmin GPS. Final and completed collars

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were surveyed with an Ashtech GPS utilizing post-processing software for +/- 0.1 metre accuracy. Final coordinates were also recorded in the UTM coordinate system.

Drill holes ranged in length from sixty-seven metres to 600 metres, averaging 259 metres. Most holes were drilled on a north westerly azimuth with a declination of between forty and ninety degrees. In most cases the drill holes were designed to intercept the mineralized zones perpendicular to the strike direction to give as close as possible a true thickness to the mineralized interval. Down hole surveys were taken approximately every sixty metres (2006) or thirty metres (2007) using a reflex survey tool.

Standard logging and sampling conventions were used to capture information from the drill core. The core was logged in detail using paper forms with the resulting data entered into a commercial computerized logging program either by the logging geologist or a technician. Four sets of data were captured in separate tables: Lithology and Structure, Mineralization, Alteration and Geotechnical. Any remarks were also captured. Lithology was documented by a one to four- letter alphanumeric code with additional modifiers. Structural data consisting of type of structure and measurements relative to core axis were recorded within the Lithology table. The Mineral table captured visual percentage veining (by type), sulphide (galena, sphalerite, pyrite, arsenopyrite, stibnite, chalcopyrite, freibergite and native silver), and oxide (limonite, sulphosalts and wad). Specific alteration features including silica, carbonate and FeOx alteration were also captured using a qualitative weak to strong scale. The geotechnical table records percentage recovery and rock quality determination for the entire hole and fracture intensity where warranted. Specific gravity, magnetic susceptibility and point load test were performed on selected holes.

Drill core was found to be well handled and maintained. Data collection was competently done and found to be consistent from hole to hole and between different core loggers.

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2006 Driling
2007 Driling
K-07-0078, K-07-0081
Belekeno
625 Adit
K-07-0089, K-07-0091a
K-07-0075, K-07-0076, K-07-0079
K-07-0064, K-07-0065, K-07-0066, K-07-0067, K-07-0070, K-07-0073
K-07-0082, K-07-0084, K-07-0086
Belekeno
300 Adit
East Zone
K-07-0096
K-07-0094
K-07-0092, K-07-0093
K-07-0107
K-07-0095, K-07-0098, K-07-0102
99 Zone
K-07-0108
K-07-0104, K-07-0105
K-07-0109
SouthWest
Zone
K-06-0038
K-06-0020, K-06-0021, K-07-0103
K-06-0035
K-05-0011, K-06-0016, K-07-0101
K-07-0090
K-06-0023, K-06-0027, K-06-0030
K-07-0100
K-07-0097
ALEXCO RESOURCE CORP
KENO HILL PROJECT - Bellekeno 2006 and 2007 Drilling Plan View
Mayo Mining District, Yukon Territory
NAD 83 Zone 8
Date: February 14, 2008
Scale 1:6500

FIGURE 3

Figure 9: Location Boreholes Drilled in 2006 and 2007 at the Bellekeno Mine. Also Shown are Historical Underground Workings and Borehole Traces.

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11	Sampling Approach and Methodology

11.1	Historical

Information about the historical sampling approach and methodology is scarce but some information could be retrieved from old documents.

A 1965 UKHM document outlines the sampling procedures for a newly purchased percussion drill. It was found that in most cases the frozen ground gave sufficient support for the drill hole without additional casing. In a few cases where the ground was not frozen, casing was advanced with the drill bit. Drill cuttings were collected using a locally designed cone-shaped deflector with a catch pan shaped to fit around the casing. During drilling operations, cuttings were blown upwards between the drill rod and the casing, hit the deflector and were caught by the catch pan. Runs were five feet (1.5 metres) in length, and provided ten to fifteen pounds of sample material. At the end of each shift several hundred grams were split from each sample in the geochemical laboratory; the remainder of the sample material was screened to minus fourteen mesh. Constituents of the fine and coarse fraction were identified separately.

Two separate documents dated 1974 and 1994 by WGM outline sampling procedures for the reverse circulation drilling. Two samples were to be collected for each five foot interval. One sample was sent to the laboratory while the other sample stayed at the drill for reference. The samples were collected in porous plastic bags and were dried prior to analysis. The document stresses cleanliness during the sampling procedure in order to avoid contamination.

A 1996 UKHM “Geological Procedure” manual outlines the core sampling procedure. Once the core was logged, the geologist was to mark sample intervals on the core with a crayon and blue flagging. The core was then photographed with footage tags clearly visible and lithological contacts clearly marked by flagging. Sample bags were marked with the sample tag number and two sample tags were to be placed in the bag (one tag stayed with the reject the other with the pulp). Following sample bag preparation the core was split so that half of the core could be retained. All samples from one hole were listed on a sampling record sheet of which copies were distributed to the chief geologist and the bucking room.

The manual also contains underground chip sampling guidelines. Geologists were urged to sample all active faces of advancing workings that contained vein material in order to obtain a complete record of grade distribution. Individual chip sample length was not to exceed three feet (ninety centimetres) but no minimum length was listed. If possible vein material was to be sampled

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separately from wall rock. Total sample length had to be at least five feet (1.5 metres), representing the minimum mining width. In case of small parallel veins, wall rock between individual veins was sampled separately to a minimum width of one foot (thirty centimetres). A typical sample size was approximately two kilograms.

An undated UKHM document outlines underground chip sample procedures as well. In addition to the above information, emphasis is put on clean faces in order to prevent sample contamination from previous blasting activities. Samples were to be taken within a 1.5 feet (fifty centimetres) wide area across the rock face. In addition to separate samples per rock type, this undated document requires separate samples for a change in structure. The sample location was to be measured from the nearest survey station; the resulting distance measurement was used to plot the samples (and assay results) on level plans. More detailed information was listed regarding the direction in which samples were to be taken for various kinds of underground openings.

11.2	Alexco 2006-2007

The sampling protocol for both the 2006 and 2007 Alexco programs has been the same. The logging geologist marks the sample intervals on the core. Samples are typically two- metres in length within major rock types. Sample intervals are broken at lithological contacts and at significant mineralization changes. Sample intervals within mineralized zones range from 0.10 metre to 1.0 metre, based on consistency of mineralization. In 2006, boreholes were sampled top to bottom, while in 2007 some intervals of barren material were not sampled for holes in close proximity to boreholes that were sampled continuously.

After logging, the core was digitally photographed and sawn in half lengthwise with a diamond saw. Attention is paid to core orientation. One half was returned to the core box for storage at site and the other bagged for sample shipment. No further on-site processing is performed.

The drilling strategy was to sample the Southwest and East zones of the main 48 Vein with inclined core boreholes drilled perpendicular to the vein structure on sections spaced by fifty to 150 metres.

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12	Sample Preparation, Analyses and Security

12.1	Historical Samples

Information regarding historical assay procedures reviewed by SRK was limited. Reviewed reports and documents provide only a general description of assay techniques and procedures. Equipment at the mine laboratory in Elsa included two atomic absorption instruments, a fire assay unit and a colourimetric wet lab. SRK understands that only gold was fire assayed. Silver was analysed by XRF analysis with lead and zinc analyses conducted using titration methods.

12.2	Alexco 2006 – 2007 Exploration Programs

The sample shipment procedure for 2006 and 2007 is generally the same except where noted. Approximately four to five individual samples are placed in rice bags (grain sacks) for shipment. Beginning in 2007 each rice bag was sealed with a numbered security tag. Bags are then placed on pallets and wrapped for shipping. In 2006 samples were sent to Whitehorse, Yukon via Kluane Transport then to the ALS Chemex facility in North Vancouver, British Columbia for preparation and analysis via Manitoulin Transport. In 2007 samples were transported to the Canadian Freightways facility in Whitehorse, Yukon by Alexco personnel. Canadian Freightways then trucked the samples to the ALS Chemex facility in Terrace, British Columbia for preparation. Pulverized sub-sample splits were then sent to the ALS Chemex facility in North Vancouver, British Columbia for analysis.

The ALS Chemex North Vancouver laboratory is accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures, including fire assay for gold and silver with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy and atomic absorption assays for silver, copper, lead and zinc. ALS-Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

Sample preparation and analyses is consistent for both the 2006 and the 2007 Alexco programs.

Sample preparation (method code Prep-31) consists of initial fine crushing of the sample to better than seventy percent passing two millimetres. A nominal 250 grams split of this material is then pulverized to greater than eighty-five percent passing seventy-five micron for analyses. Duplicate samples are

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prepared by preparation facility by collecting a second 250 gram split from the crushed material taken from the preceding sample when noted.

Samples are analyzed for gold by fire assay and atomic absorption spectrometry (method code Au-AA25) on thirty gram sub-samples and for a suite of twenty-seven elements by four acid digestion and inductively coupled plasma atomic emission spectroscopy (“ICP-AES”; method code ME-ICP61) on 0.5 gram sub-samples. Elements exceeding concentration limits of ICP- AES were re-assayed by single element four acid digestion and atomic emission spectroscopy (method code element-AA62). Silver results exceeding ICP-AES limits are re-assayed by fire assay and gravimetric finish (method code Ag-Grav21) on thirty grams sub-samples.

12.3	Quality Assurance and Quality Control Programs

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data. This includes written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implement during exploration.

Analytical control measures typically involve internal and external laboratory control measures implemented to monitor the precision and accuracy of the sampling, preparation and assaying. They are also important to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process. Check assaying is typically performed as an additional reliability test of assaying results. This typically involves re-assaying a set number of sample rejects and pulps at a secondary umpire laboratory.

12.3.1	Historical Exploration

Historical silver assays were primarily analysed using XRF techniques. Quality control procedures described for the lab included routine submission of blanks, duplicates, and spike samples. Independent tests with outside labs are noted in documents starting in the 1980s but cannot be substantiated by SRK. A document details procedures for the preparation of samples for atomic absorption assaying. A sample amount of 200 milligram was used to analyze for silver, lead, zinc, cadmium, and copper. Very limited historical re-assay data for diamond drill core and chip samples indicate a reasonable correlation for silver analysis. Reviewed quality control data includes re-assay data reported until the 1980s.

After review and analysis of historical diamond drill hole data, SRK is of the opinion that the historical diamond drilling sample data are generally reliable

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for the purpose of estimating mineral resources. However chip sample assay data are considered to be appropriate for use in variography but not for grade estimation. SRK considers that percussion drilling data are inappropriate for resource estimation because of the unreliable and biased nature of this type of sampling.

12.3.2	Alexco 2006 and 2007 Exploration Programs

Alexco surveys all borehole collars as well as the borehole trajectory. Surveying data is acquired using differential GPS and stored in both mine grid and UTM grid systems. Downhole surveys are acquired using standard Easy Shot readings on thirty to sixty- metre intervals. For the current program, downhole surveys suggest that in general borehole trajectories deviate much more than initially anticipated. Downhole deviation data should be tested with another monitoring device to ensure that the Easy Shot readings provide a reliable estimate of the borehole trajectories, especially for the longer course drill holes.

Alexco inserts blank, duplicate and standard control samples into the general sample stream. The location of control samples in the sample stream is defined by the logging geologist. Control samples consist of commercial Standard Reference Material (“SRM”), a blank and a duplicate for each batch of twenty samples submitted for assaying.

Alexco used one of seven SRM (Table 3) purchased from WCM Sales Limited of Burnaby, British Columbia: three polymetallic copper, lead, zinc and silver reference material (PB112, PB113 and PB116) and four silver reference materials (PM1107, PM1108, PM1116 and PM1117) for inclusion of each twenty sample batch.

Table 3. Commercial Standard Reference Material Used by Alexco for the 2006 and 2007 Drilling Programs.

SRM		Cu (%)	Pb (%)	Zn (%)	Ag (gpt)	Ag (oz/t)
PB112	Recommended	0.85	0.92	1.27	222
	std. deviation	0.01	0.02	0.03	2
PB113	Recommended	0.47	1.11	1.40	22
	std. deviation	0.01	0.02	0.05	1
PB116	Recommended	0.43	1.40	0.85	22
	std. deviation	0.01	0.06	0.02	1
PM1107	Recommended				1194	34.83
	std. deviation				34	1.00
PM1108	Recommended				658	19.20
	std. deviation				10	0.30
PM1116	Recommended				22.4	769
	std. deviation				0.7	23
PM1117	Recommended				11.3	386
	std. deviation				0.5	16

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Control samples were inserted when the core is sawn. The SRM is already processed to a pulp and is inserted as ~50-100 gram amounts. The blank is commercially purchased “landscape rock”, either dolomite or basalt. Approximately 350 grams to 1.5 kilograms of this material is inserted. An empty sample bag is inserted at the location of the duplicate which is prepared during sample preparation at the ALS Chemex prep facility. The duplicate consists of a coarse reject split of the preceding sample.

The quality control program developed by Alexco is mature and overseen by appropriately qualified geologists. In the opinion of SRK, the exploration data collected by Alexco on the Keno Hill project was acquired using adequate quality control procedures that generally meet or exceed industry best practices for a resource delineation stage exploration property.

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13	Data Verification

13.1	Verifications by Alexco

During almost 100 years of exploration and mining in the Keno Hill area a large amount of data and documents were produced; much of this material is accessible to Alexco.

All accessible diamond drill hole logs were transcribed onto a standardized spreadsheets as close to verbatim as possible; the original logs were scanned and file names and numbers were recorded in the new spreadsheets as well. These first spreadsheets were then inspected by geologists for consistency. The next step was to “normalize” the original transcribed data in order to match current nomenclature; data verification was ongoing. Collar information, as well as survey, assay and recovery data were then verified by a person other than the original data entry person; the final step was to amalgamate separate spreadsheet into one global database.

Large amounts of data were scanned by Alexco; however, documents were labelled with the location (e.g. file cabinet number and drawer) before being moved from the storage sites to the scanning facility. The scans of large maps and sections are stored as image files (jpeg format) where the file name contains original title block information. Individual files are stored in directories that mimic the physical storage location. Smaller maps and reports were scanned and saved as Adobe® pdf files. Naming convention and file hierarchy are the same as for the large maps. Each file is also given a five digit number that is added in front of the file name. These numbers are listed in an Excel spreadsheet that also contains the file name, the file extension, the file size, the scanning date as well as the directory location. Finally, scans are reviewed and a key word index is created for each file.

During the 2006 and 2007 drilling programs, Alexco personnel conducted routine visual verifications to ensure the reliability of the drilling data. Assay results for quality control samples were monitored on an ongoing basis. Potential failures of standards and abnormal results were investigated and entire batches of samples were re-assayed when necessary and the database was updated, accordingly with appropriate documentation for the record. Several apparent failures were caused by mislabelled samples.

After investigation, the entire batch containing control samples with abnormal results was re-assayed only if the batch contained mineralized samples. In other cases, a note was appended to the database signifying control sample failure for the sample batch, without further action.

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13.2	Verifications by SRK

13.2.1	Site Visit

In accordance with NI43-101 guidelines, SRK visited the Keno Hill project on several occasions between March 2005 and August 2007 while active drilling was ongoing. The purpose of the site visits was to inspect and ascertain the geological setting for the Bellekeno and Husky projects, witness the extent of exploration work carried out on the property and assess logistical aspects and other constraints relating to conducting exploration work in this area. SRK visited several active and recent drilling sites.

SRK reviewed with Alexco personnel the historical work carried out at Bellekeno, including archived drawings, drill logs and assay sheets. SRK also reviewed the methodology used by former Bellekeno mine personnel to estimate mineral resources.

SRK examined core from selected boreholes drilled by Alexco at Bellekeno. SRK also interviewed NovaGold personnel about field procedures and geological interpretation derived from the exploration drilling.

SRK was given full access to project data. In the opinion of SRK, the exploration work carried out by Alexco is conducted under the supervision of appropriately qualified personnel using procedures that meet or exceed industry best practices.

13.2.2	Verification of Historical Data

SRK did not conduct extensive verifications of historical data because of the extent of the verifications completed by Alexco as part of the digitization of the archived paper records. By nature much of this information is difficult to verify, but SRK has no reason to believe that this information is unreliable.

SRK has reviewed the limited quality control data available for the historical assays, as made available by Alexco.

Quality control data exists for underground sample duplicate assays collected between 1984 and 1988. Duplicate assays were performed at a rate of twelve percent (1 in 8.5 samples) for the chip samples and at a rate of five percent (1 in 20 samples) for grab samples. The duplicate sample database contains 319 chip samples silver assay pairs that were analyzed by SRK using bias charts (see November 2007 technical report). Except for a small number of outliers, reproducibility from the chip samples is acceptable as the majority of duplicate samples are within ten percent of the original assay value.

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13.2.3	Verification of Alexco Data

Alexco made available to SRK the complete electronic data accumulated on the Bellekeno project in the form of a Microsoft Access® database. This database contains the drilling data for seventy-one core boreholes drilled in the Bellekeno Mine, including twenty-five boreholes drilled in 1995 and 1996 and forty-nine boreholes drilled by Alexco in 2006 and 2007.

SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by Alexco. SRK audited assay results for two boreholes (K06-016 and K07-037) against original assay certificates. Approximately ten percent of the 2006 and 2007 assay data were also checked at random against original assay certificates. This audit uncovered a low level of data entry errors. These errors were corrected. Other minor labelling issues uncovered by SRK were also fixed by Alexco personnel. In the opinion of SRK, the electronic data are reliable, appropriately documented and exhaustive.

The external analytical quality control data produced by Alexco during 2006 and 2007 is summarized in Table 4.

Table 4. Quality Control Data Produced by Alexco in 2006 and 2007.

Quality Control Type	Count	Ratio
Core Samples (2006-2007)	7,338
Blanks	455	6%
Standard Reference Material	456	6%
Coarse Reject Duplicate	457	6%
Pulp Replicate	567	8%

Between January 2007 and January 2008, SRK periodically reviewed the analytical quality control data produced by Alexco. SRK aggregated the assay results for the external quality control samples and pulp replicate assay pairs. Time series, bias charts and relative precision plots were constructed by SRK for silver, zinc and lead assay pairs. The charts are presented in Appendix B.

Two control samples (PB116 and PM1108) were found to be problematic, consistently yielding assay results exceeding the expected value. These two standards were replaced during the 2007 drilling program after it was uncovered that the problem is with the SRM not with the laboratory. Other standards inserted within batches containing PB116 and PM1108 samples returned assay results within two standard deviations of the expected value. SRK supports this view and concludes that actions taken by Alexco are sufficient and appropriate. Assays from standard PB111 yielded consistent values, generally within two standard deviations from the expected value. Results from standard PB112 were less consistent with a number of potential failures outside the threshold of three standard deviations from the expected value. This standard was also abandoned in 2007. Standard PM1107 was used

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most extensively during the 2006 drilling program; the majority of assays yielded values within a three standard deviation envelope around the expected value. Assays of blank material yielded acceptable results; however, a small number of blank samples yielded anomalous high values suggesting possible sample contamination. All samples in batches affected by abnormal blank assays were reassayed when occurring in batches containing mineralized samples; the results of reassays are acceptable.

SRK uncovered a number of potential failures of quality control samples (see Appendix B). Each potential failure was investigated by Alexco and appropriate remedy action were taken, including the reassaying of batches containing abnormal quality control samples. In some instances the potential failures occur in batches of samples outside potentially mineralized areas. In such cases no remedy actions were taken.

Analysis of bias charts and precision plots (Appendix B) suggest that silver, lead and zinc grades can be reasonably reproduced from the same pulp of the coarse reject samples with no apparent bias. Duplicate and replicate sample pairs examined exhibit reasonable precision as measured as a percentage of the half relative deviation from the mean of the pair (“HRD”). Pairs with HRD number greater than twenty or thirty percent are generally from samples assaying close to the detection limit for that metal (Appendix B).

In the opinion of SRK, the quality control data collected by Alexco is comprehensive and despite the difficulties with some standards used, the assaying results delivered by ALS-Chemex is generally reliable for the purpose of resource estimation.

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14	Adjacent Properties

There are no adjacent properties considered relevant to this technical report.

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15	Mineral Processing and

Metallurgical Testing

The Bellekeno Mine has a history of silver production. Records suggest that the mine produced 42,000 tons (38,102 tonnes) of ore averaging 42.6 ounces of silver per ton (1,461 gpt silver) with approximately eleven percent lead and seven percent zinc (Table 2). The ore was processed at the Elsa Mill that operated between 1949 and 1989 with feed coming from different mines in the Keno Hill district.

15.1	Historical Metallurgical Recoveries of the Elsa Mill

In the Keno Hill district, the mineralogy of the silver-bearing sulphide mineralization varies from high silver with high lead and zinc (Hector- Calumet) to high silver with low lead and zinc concentrations (Husky and Husky Southwest). Because of the great differences in the ores treated by the Elsa Mill, recovery could not be optimized. During the 1950s and 1960s, the Elsa Mill produced a silver-lead and a zinc concentrate. A cyanide circuit was installed in 1959 and operated until 1968 and again from 1979 to 1981. After the closure of the Hector-Calumet Mine in October 1972, not only did the throughput of the mill decrease markedly, but the zinc circuit was abandoned.

Compilation of data from annual reports indicates that from 1936, when the Elsa Mill was opened, through 1986 a total of 4,609,015 tons of ore were treated. The historic recoveries are summarized in Table 5.

Table 5: Historical Metal Recoveries of the Elsa Mill, Keno Hill District, 1959 to 1981 Period.

Metal	Average Recovery	Range
	(%)	(%)
Silver	91.41	98.28 to 79.01
Lead	85.22	96.75 to 47.16
Zinc	85.65	96.02 to 32.19

Metal recoveries declined during the final ten years of operation (1977-1986), when the bulk of the feed came from high pyrite, low lead-zinc mineralization from the Husky and Husky SW mines, though no details have been found to explain the reduced recoveries.

Results for historic metallurgical test conducted on silver mineralization from the Bellekeno ore could not be found.

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15.2	1996 Rescan Engineering Test Work

In 1996, as part of a feasibility study, Rescan Engineering Ltd (“Rescan”) conducted certain test work on a composite sample from the Bellekeno (eighty-five percent) and Silver King (fifteen percent) mines.

For the feasibility study, Rescan used average metal recoveries of eighty-five percent for silver, ninety-two percent for lead and ninety-three percent for zinc, over the life of the projected mine. The overall expected recovery based on the test work was ninety-three percent for lead and silver and 91.6 percent for zinc (Table 3).

Table 6. Summary of Metal Recoveries from Metallurgical Testing as Part of Rescan Engineering Ltd. 1996 Feasibility Study.

Testing Product		Grade								Recovery
	Wt	Ag	Pb	Zn	Cu	Au	Fe	S	C	Ag	Pb	Zn
	%	oz/t	%	%	%	oz/t	%	%	%	%	%	%
Bellekeno Composite		28.90	14.60	6.48	0.09	0.01	6.80	7.20	0.11
Silver King Composite		335.50	4.50	0.04	0.05	0.02	4.30	4.80	0.74
Base Composite	100.00	32.60	13.60	4.51	0.08	0.02	5.90	6.30	0.25	100.00	100.00	100.00
Ag/Pb Concentrate	14.70	184.50	77.90	0.84						93.20	93.20	2.80
Zinc Concentrate	7.70	5.70	1.90	52.10						1.50	1.20	91.60
Tailing	77.60	2.00	0.90	0.30						5.30	5.60	5.60

However, based on Locked Cycle Tests of this blend, Rescan predicted that silver recovery would be as high as 93.2 percent on certain portion of the Bellekeno deposit. The higher silver recovery was based on depression of graphite in the composite sample.

The Bond Work Index for Bellekeno ore was estimated to be 8.5 kilowatts hours per ton.

15.3	Alexco Metallurgical Testing

In August 2007, Alexco shipped approximately fifty-nine kilograms of half core samples from the Bellekeno Southwest Zone to SGS Lakefield, Lakefield, Ontario for scoping-level metallurgical testing. The test sample was collected from remaining half core from the 2006 drill program. The estimated composite grades based on the ALS Chemex analyses are: 968.84 gpt silver, 7.42 percent lead, 11.45 percent zinc and, 1.03 gpt gold.

This composite core sample was used to conduct several grinding, comminution and metallurgical tests. The majority of the work is complete but the final results are still pending and are being considered for examining the preliminary economic assessment of a conceptual underground mine project at Bellekeno.

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The proposed program included the following tests:

Chemical and mineralogical characterization of the silver-bearing mineralization;
Bond Work Index and grind curve tests;
Lead, zinc and silver flotation rougher and cleaner tests;
Locked cycle tests.

Preliminary findings suggest the following:

The Bond Work Index at a closing mesh size of 150 mesh: 8.6 kilowatts per ton (imperial), 9.5 kilowatts per tonne (metric);
Recoveries from the rougher tests are typically in the mid-90 percent range (consistently above ninety-five percent) for lead and fifty-six percent for zinc at a 175 micron grind;

The initial locked cycle tests suggest very good recoveries for lead and silver (ninety-seven percent and ninety-four percent, respectively). Zinc recoveries averaged approximately seventy-three percent.

15.4	Alexco Ongoing Studies

The results of the metallurgical testing conducted by SGS Lakefield are being used for the design of a process flow sheet that will be optimized for the processing of the Bellekeno mineralization, but that can be modified to accept feed from other deposits having different metallurgical characteristics.

The scoping study is ongoing and will examine at a conceptual level several processing options including refurbishing the existing Elsa Mill, a new modular plant to be located at the Bellekeno mine site and several smaller modular mills to service each individual mines. Trade off studies will assess the risks and opportunities offered by each option.

The original Elsa Mill was destroyed by fire in June 1949. By October of the same year, a new 225-ton-per-day mill had been constructed. In 1951, the capacity was increased to 500 tons per day. During the 1950s, the mill was operated at near design capacity, however, throughput declined in later years as result of decreased mine production. Several modifications were made to the process circuits over the years, but the crushing/grinding capacity was not changed.

The mill operated a conventional froth flotation process to produce a silver- lead and a zinc concentrate. Zinc production was sporadic. After the operation was shut down in 1989, both ball mills were relined and made ready for continued operations.

In August 2007, Alexco commissioned M3 Engineering & Technology Corporation to assess the existing condition of the Elsa Mill. This review suggests that the major components of the crushing and grinding circuit and the newer flotation cells could be salvaged. The main salvageable equipments include: one 18-inch by 30-inch jaw crusher; one 4.25-foot short-head cone

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crusher; one 7-foot by 9-foot ball mill; one 5-foot by 7-foot regrind mill and six O&K flotation cells. Pumps, cyclones, motors and filter presses maybe salvageable, but no detailed inventory or assessment of other equipment in the plant was prepared.

Both ball mills are belt driven and Keigher and Becker recommended that they be converted to direct drives. They strongly recommended that a detailed investigation of the structural integrity of the ball mill shells be conducted.

A new building should be constructed to house the processing plant.

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16	Mineral Resource and Mineral Reserve Estimates

16.1	Introduction

In its initial exploration efforts on the Keno Hill project, Alexco has targeted the historical resources documented at the Bellekeno deposit by validating and confirming the existence of the polymetallic silver mineralization, particularly around the areas where previous operators have reported historical resources. At the time of writing this report, the interpretation and the all of the drilling data for the Bellekeno Southwest and East Zones have been received. Preliminary outlines for the 99 Zone have been constructed, based on historical data to assist variography.

Alexco and SRK have audited the UHKM historical estimate for the Bellekeno Zones for the purposes of providing an interim resource estimate for the 99 Zone. The geological model for the Southwest and East Zones is complete allowing estimating mineral resources with confidence. The resource model for the Southwest and East Zones replace the previous November 10, 2007 estimates prepared by SRK.

There is no new information for the 99 Zone therefore the resource statement for the 99 Zone has not changed.

16.2	Bellekeno Historical Resource Estimate

16.2.1	Historical Polygon Estimate Procedures

In March 1997, the remaining resources at Bellekeno Southwest, 99 and East Zones were published by UKHM mine staff. The estimate is based on underground diamond drill core, chip samples and percussion drilling samples. A manual polygonal method was used to estimate silver, lead, zinc and gold grades for each block.

Comprehensive UKHM procedures and standards for estimating resource blocks have not been located by Alexco in the mine archives. Ancillary data was used to determine the approximate methodology from the 11080-UKHM Elsa Mine Project Feasibility Study (Rescan, 1996) and various reports authored by D. Tenney in 1997.

Alexco understands that the polygonal estimates were based on using individual drill holes or face samples composited into a length and width weighted average grade for the face. Drill hole intersections or sampled faces

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were located in plan, longitudinal section, detailed stope and raise maps. Detailed geologic face maps were produced coincident with face sampling and plotted as a face record. Samples were sent to the lab, analyzed and recorded onto a daily assay sheet. Composites grades for each face were calculated using length weighted averages for the width of mineralization and a minimum width where the width of mineralization was limited. Minimum mining widths used by UHKM were:

5 feet for shrink stopes;
7 feet for square set and mechanized drift and fill stopes.

Final composites were plotted on longitudinal sections for the mine. The range of influence of each chip, drill hole or percussion hole samples was based on half the horizontal distance to next sample or geologic cut-off both in plan and section. The total block was calculated by summing up each composite in cubic feet and dividing by the tonnage factor (10 cubic feet per ton). Contained silver, lead and zinc were then divided by the total tons to derive the overall average grade for each metal.

16.2.2	Alexco Audit of Historical Resources

Alexco audited the UHKM polygon estimate by recalculating thirty-eight polygon blocks for mining levels 600, 500 and 400 using only blocks historically classified as “probable” and “proven” by UKHM. These polygons represent approximately fourteen percent of the total historic resource. Assay data used for this audit comprised principally of UHKM chip sample daily log sheets recovered by Alexco. Daily log sheet composites where checked by re- compositing intervals from original assay data contained in mine assay certificates where available. Chip sample locations on UHKM plans and long sections were also confirmed by locating sample location from survey points, timber sets and other points. Minimum compositing widths used by UKHM were also used by Alexco.

Polygon tonnages for each block were calculated by summing composite tonnages in or adjacent to the block. Composite tonnages were calculated by multiplying the following: the distance of mid-points to adjacent samples or block boundaries (area of influence), with composite length (width), and the vertical block height at the composite point.

Polygon grades were calculated using a tonnage weighting procedure. Metal grades for each composite were multiplied by the composite tonnage (as calculated above) and summed to arrive at a contained metal value for the entire polygon. The contained metal values for silver, lead and zinc were then divided by the total tonnage calculated for the polygon block resulting in averaged grades for each polygon block.

Tonnages for each zone were calculated by summing polygon tonnages. Block grades were calculated tonnage weighted average metal grades of polygon blocks.

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In the course of the audit, Alexco found minor transcription, calculation and measurement errors in the UKHM polygonal tonnes and grade calculation that were corrected. Errors uncovered by Alexco are considered minor and not believed to affect the tonnage and grade estimates significantly. A comparison of historical to Alexco recalculated polygon tonnage and grade for three levels of the Bellekeno mine is shown in Table 7.

Table 7. Bellekeno Historical Resource Calculation Audit. Alexco Calculations Compared to UKHM Calculations.

Relative difference in calculation
Level	Tonnage	Silver Grade	Lead Grade	Zinc Grade
548	0.00%	1.69%	12.65%	-25.38%
648	0.00%	16.62%	7.40%	-13.37%
748	0.00%	0.78%	-21.15%	4.28%
Average	0.00%	6.36%	-0.37%	-11.49%

Negative indicates Alexco recalculation is higher than UKHM calculation.

The audit establishes that while tonnage estimates are close, grade estimates vary from less than one percent to twenty-five percent with an average silver grade about six percent higher in the UHKM estimate and zinc grades significantly underestimated by UKHM by an average of 11 percent (Table 4). The differences in the two calculations may not be solely attributable to errors found by Alexco. Some differences may result from changes in the UKHM calculation procedures or assay data that has not been recovered by Alexco.

16.2.3	SRK Audit of Historical Resources

To validate Alexco audit findings, SRK chose to review and attempt to replicate calculations for fourteen polygons re-calculated by Alexco. SRK used the same procedures and data used by Alexco. SRK found twenty calculations errors in a database that exceeds 1,500 checked calculations. Errors ranged from minor transcription errors, composite grade and composite width errors. Re-calculation of tonnages and grades suggest no significant change in tonnage and grade changes not exceeding six percent when compared to the Alexco audit.

The confidence level of the UHKM estimate is limited by the following factors:

Bulk of estimate is based on chip sampling that may be biased because the sample is not a continuous volume of rock;
Polygon estimates are prone to some level of error due to transcription errors, rounding, manual calculations and measurements;
Percussion hole sampling often results in smearing of grade and represents a significant potential for biased sampling;
Representation of a curvilinear vein as a linear vein or block may result in the overestimation of tonnages.

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The possible bias of chip samples is reduced by limiting grade interpolation to distinct polygon blocks with horizontal ranges from two to ten metres and vertical ranges up to from twenty to fifty metres. Errors inherent to manual polygon methods have been found but are considered not to have a major effect on the calculation of tonnages and grades. Percussion data is likely to be unsuitable for polygon estimates and therefore should be excluded. In SRK’s experience, manual errors can have a partial cancelling effect on deposit scale. Similarly differences in the Alexco and UHKM estimates while significant at level to level basis, average lower over three levels and presumably would follow the same trend over the entire deposit. This contention is supported by Alexco and SRK not finding systematic errors in auditing the polygon estimate.

SRK has established that a portion of historical resources for the Bellekeno 99 Zone meet the CIM definition guidelines and therefore can be reclassified as mineral resources. The basis of this conversion is that:

Two audits of the UKHM polygon estimate for the Bellekeno 99 Zone;
The silver polymetallic mineralization exhibits good geological continuity;
There is a high density of sampling for the UKHM historical resource blocks classified as “probable” and “proven”.

However, in converting the historical resource blocks any blocks estimated using percussion drilling samples and those not classified as “probable” or “proven” were omitted. Historical polygon blocks located in the upper three levels of the 99 Zone have also been excluded because accessibility may be problematic due to extensive mining by UKHM in the area. The historical resource estimates for the 99 Zone can be reclassified as an Inferred Mineral Resources under the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005). The mineral resource statement for the 99 Zone is presented in Table 8.

Table 8. Mineral Resource Statement* for the Bellekeno 99 Zone, SRK Consulting, November 10, 2007.

Category	Zone	Tonnage	Ag	Pb	Zn	Au
		[short tons]	[oz/t]	[%]	[%]	[oz/t]
Inferred (Imperial)	99	61,400	46.5	11.1	5.5	0.00
		[Tonnes]	[gpt]	[%]	[%]	[gpt]
Inferred (metric)	99	55,700	1,593	11.1	5.5	0.0

*

Reported at a cut-off of 15oz/t silver. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Audited by Alexco and SRK and converted to the metric system using conventional conversion factors. Silver grade capped at 100 oz/t.

16.3	Bellekeno Southwest and East Zone Resource Estimates

For the Bellekeno Southwest and East Zones, Alexco completed sufficient drilling to interpret with confidence the geology of the silver-lead-zinc

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polymetallic mineralization and there is sufficient new reliable assaying data to support re-estimating the mineral resources using a geostatistical approach constrained by wireframes. The sections below summarize the resource models constructed by SRK.

As an aid to modelling, all Bellekeno data was rotated to align the general strike of the deposit along an east-west axis. Datamine rotation parameters are:

Rotation about Z-axis -52.5 degrees;
Translation Coordinates: X = 486,600, Y = 7,086,150, Z = 0.0 in both unrotated and rotated coordinate systems.

16.3.1	Specific Gravity Measurements

Alexco systematically measures core specific gravity for all drill core. Specific gravity is measured using a balance and measuring the weight of core pieces in air and in water. Core weighted in water is not covered by wax or plastic film. Core volume is determined by measuring the length of each core sample and multiplying by core diameter. Specific gravity measurements are taken systematically over entire drilled interval and are not restricted to mineralized areas. Some mineralized intervals consist of friable “galena sands” that cannot be measured. Alexco has taken 312 core specific gravity measurements during the 2006 and 2007 drilling programs at Bellekeno.

The specific gravity database also contains 297 determinations made by ALS- Chemex on pulverized assay samples by pycnometry. Pulp specific gravity measurements were made by ALS-Chemex using assay pulps from Alexco drill core within the Bellekeno Southwest and East Zones. No pulp specific gravities were taken by UKHM.

16.3.2	Data

The drill hole databases used in the preparation of the updated Southwest Zone interpretation included thirty-one diamond core drill holes, 147 chip samples and forty-three percussion holes, details are listed in Table 9. Changes from the previous estimate reflect additional drilling by Alexco and modifications of the previous interpretation.

The interpretation of the East Zone is based on twenty-eight diamond core drill holes, and 105 chip samples. No percussion holes were drilled in the East zone. Details for the East Zone are listed in Table 10. The database includes assays for silver, gold, lead and zinc for all Alexco holes. UKHM diamond and percussion holes contained silver, lead and zinc assays but not all intervals were assayed for gold. UKHM chip samples were assayed silver, lead and zinc only.

Geological data in the drill hole database used in the interpretation of vein contacts contains vein mineralogy data for Alexco holes only. Limited and

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vein geology data is available for UKHM holes diamond holes. No geological data was available for percussion and chip samples.

Table 9. Summary of Database Used For Modelling the Bellekeno Southwest Zone.

	Number of	Number of
Sample Type	Boreholes	Samples
Percussion	43	191
Chips	147	429
Historical Core	17	62
Alexco Core	11	128

Table 10. Summary of Database Used for Modelling the Bellekeno East Zone.

	Number of	Number of
Sample Type	Boreholes	Samples
Chips	105	152
Historical Core	9	29
Alexco Core	19	87

The databases contain core recovery data for Alexco diamond drill holes and UKHM diamond drill holes. Recovery data is not relevant for chip and percussion holes. Alexco recovery data is based on drilling runs with an average run length of 3-metres. Recovery was not measured for each sampled interval. Recovery is calculated by core recovered over the run length. The basis of UKHM recovery data could not be established from historical data. In the database all recoveries are expressed as a percentage.

16.3.3	Geological Interpretation

Alexco provided SRK with a geological interpretation of the Southwest and East Zones of the Bellekeno vein. The Southwest Zone mineralization is bounded on top by the lower contact of the Schist unit and at the bottom by the upper contact of the Greenstone unit (Figure 10). The East Zone is bounded to the northeast by a fault and by topography. Alexco has also interpreted a high grade shoot for the East Zone. These elements of the East Zone are shown in Figure 11.

The Alexco interpretations consisted of sectional outlines of each of the zones spaced at approximately 10-metre intervals. The interpretation is restricted to the main Bellekeno vein and excludes any stringer mineralization in the footwall, vein splays, and veins sub-parallel to the Bellekeno vein as data spacing was not sufficient to define these features. The interpretation is based on UHKM and Alexco drill holes, chip samples and percussion holes. UKHM chip sample data was converted to drill hole data by Alexco. Good geological data is available for Alexco holes but limited geological information exist for UKHM diamond and percussion holes. No geological data is available for chip samples.

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Figure 10: Southwest Zone Geological Boundaries Looking Northwest. Schist Unit Lower Contact (blue), Greenstone Unit Upper Contact (green), Bellekeno Southwest Zone Model (red).

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Figure 11: East Zone Geological Boundaries Looking Northwest. Northeast Bounding Fault (brown), Bellekeno East Model (red) and High Grade Shoot (light blue).

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As the Alexco interpretation was not snapped to drill holes, SRK modified the Alexco outlines by snapping sectional strings to drill hole data and in some cases creating additional sectional strings. SRK sectional strings were then wireframed using Datamine to create a three dimensional solid representing the Southwest and East Zones of the Bellekeno vein.

For both of the zones SRK inferred vein footwall and hanging wall contacts for the Alexco drill holes on the basis of a combination of the following geological and assay criteria:

Appearance of siderite in mineralogy data; Sharp increases in zinc grades;
Significant silver and lead grades;
Alexco gross metal value variable greater than US$20.

The gross metal value is calculated by multiplying metal grades by assumed metal prices. Metal price assumptions are US$10 troy ounce silver, US$600 troy ounce gold, US$0.60 pound lead, US$1.00 pound zinc.

The resolution of interpreted sections is not sufficient to capture chip sample contacts spaced at small intervals from one to three metres. In these areas, chip sample contacts were approximated over distances of five to ten metres.

Percussion holes, drilled only in the Southwest zone, were found to have limited utility in defining geological boundaries. Some percussion hole collars were located outside of existing underground development and therefore considered not valid. A comparison of correctly located percussion holes with diamond drill hole and chip sampling data indicates a substantial smearing of metal grades beyond vein boundaries as determined by diamond drilling.

16.3.4	Drill Hole Database

SRK considered the percussion drill hole samples not suitable for metal grade analysis or resource estimation because this type of drilling is usually plagged with some degree of sample contamination from drill hole walls and other sources. Although UKHM appears to have taken measures to minimize this contamination SRK considers these samples biased.

Using the SRK drill hole intervals that intersected the wireframe solid for the Southwest Zone two drill hole data sets for each of the two zones were generated. One data set was comprised of chip sample data and drill core data and a second data set comprised of drill hole data only (including both Alexco and UHKM holes).

Blank grade intervals, primarily in the UKHM drill core data represent missing or unassayed intervals. Some of these intervals were not assayed because of the absence of silver mineralization. As the reason for absent assays is

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difficult to determine, SRK chose to take a conservative approach in assigning blank assay the following low metal grades:

Silver: 1.00gpt
Gold: 0.02 gpt
Lead: 10.00 ppm
Zinc: 30.00 ppm

Core recovery data for diamond drill holes are reported as percentages in the drill hole database. Alexco core recovery was measured on a run length basis. Core recovery for each sample interval was not determined. UKHM core recovery data is largely complete. SRK set all undefined core recovery values and those exceeding 100 percent to a value of 100. All core recovery values less than 0 percent were set to 0.

16.3.5	Specific Gravity Data

The Bellekeno Southwest Zone exhibit very significant specific gravity changes typically over short distances (less than five metres). The primary source of this variation is the presence of galena mineralization than can be localized to massive veins over 1-metre long. Core specific gravity measurements range from 2.56 to 7.07 (Table 11). In deposits of this nature, it is important to model specific gravity changes. Measuring core specific gravity can have limited utility in this deposit because highly mineralized sections may be comprised of highly broken or friable sections of massive galena that cannot be used in core measurements. As an alternative, specific gravity can be readily collected for assayed intervals on pulverized samples by pycnometry. Pulp specific gravity cannot replace core specific gravity measurements because they do not account for fractures or vugs in core. However, as a measure of density variations these specific gravity measurements are useful.

The existing pulp specific gravity data is insufficient to factor grades or give an indication of possible variations of specific gravity for the deposit. Using a regression analysis of metal grades versus pulp specific gravity SRK found that a reasonable correlation between silver and lead grades with pulp specific gravity. Lead grades are slightly better correlated than silver grades, with correlation coefficients of 0.92 compared to 0.86. Because of the higher correlation the linear regression formula for lead and pulp specific gravity was used to estimate pulp specific gravity for intervals missing pulp specific gravity values. The regression plot is presented in Figure 12. The regression formula used to estimate pulp specific gravities (“PSG”) is:

PSG=0.000004*PB+3.312095, where PB is interval lead grade

The regression estimate was capped at the upper and lower limits of correlation at 6.8 and 2.7 respectively.

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Table 11. Statistics for Core Specific Gravity Measurements Southwest and East Zones.

STATISTICS Southwest Zone East Zone
TOTAL NUMBER OF RECORDS
NUMBER OF SAMPLES	29	25
NUMBER OF MISSING VALUES	0	0
NUMBER OF VALUES > TRACE	29	25
MAXIMUM	7.07	5.59
MINIMUM	2.7	1.31
RANGE	4.37	4.28
TOTAL	124.76	90.7
MEAN	4.3021	3.65
VARIANCE	1.476	0.7683
STANDARD DEVIATION	1.215	0.8765
STANDARD ERROR	0.2256	0.1753
COEFFICIENT OF VARIATION	0.28	0.24
SKEWNESS	0.7571	-3.97E-02
KURTOSIS	-0.6642	0.9415
GEOMETRIC MEAN	4.1451	3.5058
SUM OF LOGS	41.236	31.3607
MEAN OF LOGS	1.4219	1.2544
LOGARITHMIC VARIANCE	0.072	0.0773
LOG ESTIMATE OF MEAN	4.297	3.6439

*Blank values assigned 100%, values above 100 set to 100%

Figure 12: Linear Regression Between Lead Grades and Pulp Specific Gravity Southwest Zone.

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The East Zone is characterized by a smaller range in specific gravity and slightly lower variability than the Southwest Zone. Core specific gravity measurements range from 1.31 to 5.59, and pulp specific gravities range from 2.66 to 4.12. Similar to the Southwest Zone, it is important to consider modelling specific gravity for resource estimation. Limited data for both core and pulp specific gravity measurements, fourteen percent and fifty-six percent of assayed intervals respectively, do not allow composite weighting or estimation of specific gravity. Correlation analysis of pulp and specific gravity and silver or lead grade show correlation coefficients of less than 0.45. This poor correlation does not allow the calculation of pulp specific gravities using linear regression. SRK believes the lack of a good correlation between grade and specific gravity may be related East Zone mineralization being different form the Southwest zone. Because of limited data and poor correlation of variables, density weighting of composites and estimates of block grades are not feasible for the East Zone model.

16.3.6	Statistical Analysis and Compositing

Metal assay statistics for the Southwest Zone chip with drill core and drill core only are presented in Table 12 and Table 13. These data sets represent data that has been process according to the previous section. That is blank assay values have been replaced with low values, missing recovery numbers have been set to 100 percent, values less than zero have been set to 0 percent and values above 100 percent have been set to 100 percent. Statistics indicate a highly skewed distribution for gold and silver that is typical of precious metal deposits. Lead and zinc follow a similar grade distribution. A high dispersion of grades is quite evident in both data sets with a particularly high dispersion of silver grades occurring in the chip plus core sample data set. Silver assay means range from approximately 916 gpt in the chip plus core data set and to a lower value of 731 gpt in the core only data set. In either case, this indicates a relatively high grade distribution of silver assays. Gold assays are relatively low with means ranging from 0.2 gpt to 0.5 gpt. Average lead grades are approximately ten percent in data sets with and with out chip samples. Zinc grades range from five and six percent in the combined and core only data sets.

Core recovery for the Southwest zone averages at about 86% with a minimum of 0% recovery. As core recovery was measured by run lengths these estimates are considered conservative.

Metal assay statistics for the East Zone chip with drill core and drill core only are presented in Table 14 and Table 15. These data sets represent data that has been processed according to the previous section. That is, blank assay values have been replaced with low values, missing recovery numbers have been replaced or set to lower and upper bounds.

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Table 12. Summary Statistics for Southwest Zone chip and core samples.

STATISTIC	Ag [gpt]	Au [gpt]	Pb [ppm]	Zn [ppm]
TOTAL NUMBER OF RECORDS
NUMBER OF SAMPLES	764.00	764.00	764.00	764.00
NUMBER OF MISSING VALUES	0.00	0.00	0.00	0.00
NUMBER OF VALUES > TRACE	764.00	764.00	764.00	764.00
MAXIMUM	12041.28	8.32	828300.00	416000.00
MINIMUM	0.03	0.00	1.00	30.00
RANGE	12041.25	8.32	8.2830E+05	4.1597E+05
TOTAL	700411.75	176.14	7.7198E+07	3.4292E+07
MEAN	916.77	0.23	101044.55	44884.37
VARIANCE	2.7570E+06	0.52	4.0140E+10	5.3480E+09
STANDARD DEVIATION	1660.00	0.72	200300.00	73130.00
STANDARD ERROR	60.07	0.03	7248.00	2646.00
COEFFICIENT OF VARIATION	1.81	3.12	1.98	1.63
SKEWNESS	2.53	7.23	2.15	2.73
KURTOSIS	7.69	68.63	3.44	8.00
GEOMETRIC MEAN	98.63	0.01	6277.70	11067.12
SUM OF LOGS	3507.81	-3226.03	6681.00	7114.16
MEAN OF LOGS	4.59	-4.22	8.74	9.31
LOGARITHMIC VARIANCE	7.22	5.06	8.48	4.31
LOG ESTIMATE OF MEAN	3651.21	0.18	436300.24	95714.85

*Blank values assigned 100%, values above 100 set to 100%

Table 13. Summary Statistics for Southwest Zone core samples.

STATISTIC	Ag [gpt]	Au [gpt]	Pb [ppm]	Zn [ppm]	PSG	Recovery [%]
NUMBER OF SAMPLES	334.00	334.00	334.00	334.00	170.00	334.00
NUMBER OF MISSING VALUES	0.00	0.00	0.00	0.00	164.00	0.00
NUMBER OF VALUES > TRACE	334.00	334.00	334.00	334.00	170.00	332.00
MAXIMUM	7770.00	8.32	.828300.00	404100.00	6.93	100.00
MINIMUM	0.03	0.01	1.00	30.00	2.73	0.00
RANGE	7769.97	8.32	8.2830E+05	4.0407E+05	4.20	100.00
TOTAL	244456.51	174.83	3.2046E+07	1.8877E+07	680.09	28732.92
MEAN	731.91	0.52	95946.91	56517.16	4.00	86.03
VARIANCE	1.9210E+06	1.03	4.3260E+10	8.1830E+09	1.20	387.80
STANDARD DEVIATION	1386.00	1.01	2.0800E+05	9.0460E+04	1.10	19.69
STANDARD ERROR	75.85	0.06	11380.00	4950.00	0.08	1.08
COEFFICIENT OF VARIATION	1.89	1.94	2.17	1.60	0.27	0.23
SKEWNESS	2.23	5.01	2.25	2.16	1.12	-2.05
KURTOSIS	4.97	31.99	3.74	4.05	0.38	4.12
GEOMETRIC MEAN	36.95	0.11	2590.68	9274.19	3.87	83.21
SUM OF LOGS	1205.57	-730.00	2625.13	3051.09	230.03	1467.88
MEAN OF LOGS	3.61	-2.19	7.86	9.14	1.35	4.42
LOGARITHMIC VARIANCE	9.72	4.18	11.12	6.51	0.06	0.11
LOG ESTIMATE OF MEAN	4768.69	0.91	672751.64	239946.08	3.99	87.86

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Table 14. Summary Statistics for East Zone Chip and Core Samples.

STATISTICS	Ag [gpt]	Au [gpt]	Pb [ppm]	Zn [ppm]
NUMBER OF SAMPLES	329.00	329.00	329.00	329.00
NUMBER OF MISSING VALUES	0.00	0.00	0.00	0.00
NUMBER OF VALUES > TRACE	329.00	329.00	329.00	329.00
MAXIMUM	4265.68	4.28	425000.00	522000.00
MINIMUM	0.25	0.00	8.00	27.00
RANGE	4265.43	4.28	4.2499E+05	5.2197E+05
TOTAL	1.1094E+05	52.12	6.4033E+06	2.1958E+07
MEAN	337.21	0.16	19463.02	66742.43
VARIANCE	5.4570E+05	0.20	3.6080E+09	1.2260E+10
STANDARD DEVIATION	738.70	0.44	6.0060E+04	1.1070E+05
STANDARD ERROR	40.73	0.02	3311.00	6103.00
COEFFICIENT OF VARIATION	2.19	2.81	3.09	1.66
SKEWNESS	3.10	4.80	4.40	2.00
KURTOSIS	10.16	29.82	19.82	3.22
GEOMETRIC MEAN	36.90	0.01	1350.25	11092.15
SUM OF LOGS	1187.13	-1391.74	2371.45	3064.30
MEAN OF LOGS	3.61	-4.23	7.21	9.31
LOGARITHMIC VARIANCE	5.62	4.14	5.42	4.98
LOG ESTIMATE OF MEAN	613.21	0.12	20324.09	133937.51

*Absent values replaced with nominal low grade values.
**Blank values assigned 100%, values above 100 set to 100%.

Table 15. Summary Statistics for East Zone Core Samples.

STATISTICS	Ag [gpt]	Au [gpt]	Pb [ppm]	Zn [ppm]	PSG	RECOVERY [%]
NUMBER OF SAMPLES	177.00	177.00	177.00	177.00	98.00	177.00
NUMBER OF MISSING VALUES	0.00	0.00	0.00	0.00	79.00	0.00
NUMBER OF VALUES > TRACE	177.00	177.00	177.00	177.00	98.00	177.00
MAXIMUM	4083.25	4.28	329600.00	522000.00	4.12	100.00
MINIMUM	0.25	0.01	8.00	27.00	2.66	24.00
RANGE	4083.00	4.28	3.2959E+05	5.2197E+05	1.46	76.00
TOTAL	62610.87	51.67	3.8697E+06	1.5259E+07	336.71	14680.06
MEAN	353.73	0.29	21862.90	86210.50	3.44	82.94
VARIANCE	5.2220E+05	0.33	3.8570E+09	1.6950E+10	0.16	308.30
STANDARD DEVIATION	722.60	0.57	6.2110E+04	1.3020E+05	0.41	17.56
STANDARD ERROR	54.32	0.04	4668.00	9786.00	0.04	1.32
COEFFICIENT OF VARIATION	2.04	1.96	2.84	1.51	0.12	0.21
SKEWNESS	2.70	3.47	4.02	1.61	-0.34	-1.35
KURTOSIS	7.36	15.48	16.00	1.43	-1.15	1.30
GEOMETRIC MEAN	26.29	0.06	1167.31	11741.08	3.41	80.41
SUM OF LOGS	578.68	-508.75	1250.05	1658.64	120.25	776.52
MEAN OF LOGS	3.27	-2.87	7.06	9.37	1.23	4.39
LOGARITHMIC VARIANCE	7.40	3.71	6.94	6.51	0.01	0.07
LOG ESTIMATE OF MEAN	1063.77	0.36	37500.45	304142.24	3.44	83.46

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Statistics indicate a highly skewed distribution for gold and silver that is typical of precious metal deposits. Lead and zinc follow a similar grade distribution. A high dispersion of grades is quite evident in both data sets with a particularly high dispersion of silver grades occurring in the chip plus core sample data set. Silver assay means range from approximately 337 gpt in the chip plus core data set and to a slightly higher value of 353 gpt in the core only data set. In either case, silver grades are significantly lower than the southwest zone. Gold assays are relatively low with means ranging from about 0.2 gpt to 0.3 gpt. Average lead grades are similar about two percent and significantly lower than Southwest Zone averages. Zinc grades are generally higher than the East Zone, and vary from about seven percent to nine percent for the two data sets.

Core recovery for the Southwest zone averages at about eighty-three percent with a minimum of twenty-four percent recovery. As core recovery was measured by run lengths, these estimates are considered conservative.

Statistical analysis and geostatistical analysis of grade distributions require that the sample data sets have common support. This is often undertaken by compositing drill holes to a common interval length. The underlying premise is that each composited interval represents approximately an assay from a similar and continuous volume of samples. For core samples, common support is straight forward. Although core size for this project ranges from HQ to NQ and BQ for the historical boreholes, this difference is not considered to be significant in particular with the large drill spacing. Chip samples do not represent a continuous volume of sample and therefore may not provide common support when compared to drill core samples. Chip sampling can also be biased because by nature, this sampling technique will have a tendency to sample preferentially soft or loose rock relative to hard wall rock. Problems with chip sample bias has been extensively documented and researched.

As a test of this contention SRK has used quantile-quantile (“Q-Q”) plots to compare grade distributions of chip and core samples for both Southwest and East Zones, these plots are presented in Figure 13 and Figure 14. Southwest zone Q-Q plots for silver indicate a significant over estimation of chip silver grades ranging up to 1,000 gpt. Similarly, significant overestimating of lead grades by chip sampling is indicated up to approximately 1,000,000 ppm. Interestingly, the zinc Q-Q plot shows a fairly similar grade distribution for chip and core samples with a slight underestimation of chip zinc grades compared to core grades around 100,000 ppm.

East Zone Q-Q plots for silver indicate a significant under estimation of chip silver grades ranging from 100 to 1,000 gpt with similar grades above 1000 gpt silver. Lead grades show an underestimation of chip samples up to about 1,000 ppm, trending to similar grades from 1,000 to 4,000 ppm and a general under estimation for grades greater than 4,000 ppm. Similarly, significant overestimating of lead grades by chip sampling is indicated up to approximately 10,000 ppm and underestimation above 10,000 ppm. Zinc chip samples appear to be over estimated up to approximately 5,000 ppm and underestimated above 5,000 ppm.

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Figure 13: Top. Q-Q Plots Comparing Chip and Core Samples for the Southwest Zone. Top: Silver Grade, Middle, Lead Grade, Bottom Zinc Grade.

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Figure 14: Top. Q-Q plots Comparing Chip and Core Samples East Zone. Top: Silver Grade, Middle, Lead Grade, Bottom Zinc Grade.

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Potential bias of chip samples metal grades are inherent in the sampling technique and is indicated by Q-Q plots for silver, lead and zinc grades. Consequently the chip sample for both Southwest and East Zone data sets are considered not appropriate for grade estimation.

SRK considers that full intersection width is the most appropriate method for compositing both Southwest and East zones as:

Vein widths range from one to ten metres with and average of about 5 metres;
Some of the mineralized vein material is very friable and may cause support problems if selective mining within the vein is used;
Variability of mineralization assemblages is much smaller than the current data resolution of the vein mineralization.

In the compositing the Southwest zone, each interval was weighted by core recovery, length of sample and pulp specific gravity. Core recovery weighting resulted in sample grades being reduced by the core recovery value for each drill run, where missing core was assumed to be at zero metal grades. This weighting produced a negative weighting on intervals with missing core. Length weighting adjusts for the different length of samples in each composite. Pulp specific gravity weighting result in intervals with higher specific gravity values being assigned a higher grade weighting factor for the particular interval when composite grades are calculated. A separate composite file was created for calculating pulp specific gravity values. These composites were weighted by interval length only. These values for pulp specific gravity were added to the composite after the compositing of metal grades. Full intersection width composites statistics for Southwest Zone core samples are presented in Table 16.

East Zone composites were restricted to weighting of core intervals by sample length and core recovery only as specific gravity weighing was not possible because of limited data values. Core recovery weighting resulted in sample grades being reduced by the core recovery value for each drill run, where missing core was assumed to be at zero metal grades. Full intersection width composites statistics for Southwest Zone core samples are presented in Table 16

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Table 16. Summary Statistics for the Southwest Zone Drill Core Composites

STATISTIC	Ag [gpt]	Au [gpt]	Pb [ppm]	Zn [ppm]
NUMBER OF SAMPLES	31.00	31.00	31.00	31.00
NUMBER OF MISSING VALUES	0.00	0.00	0.00	0.00
NUMBER OF VALUES > TRACE	31.00	31.00	31.00	31.00
MAXIMUM	3350.92	1.09	457989.87	155960.88
MINIMUM	0.24	0.00	6.97	26.00
RANGE	3350.68	1.08	457982.90	155934.88
TOTAL	14140.46	8.58	758069.29	75784.80
MEAN	456.14	0.28	56711.91	34702.74
VARIANCE	560100.00	0.09	12710000000.00	1670000000.00
STANDARD DEVIATION	748.40	0.30	112800.00	40860.00
STANDARD ERROR	134.40	0.05	20250.00	7339.00
COEFFICIENT OF VARIATION	1.64	1.07	1.99	1.18
SKEWNESS	2.33	1.12	2.35	1.60
KURTOSIS	5.39	0.37	4.49	2.29
GEOMETRIC MEAN	52.60	0.10	2833.12	7860.04
SUM OF LOGS	122.84	-70.96	246.42	278.06
MEAN OF LOGS	3.96	-2.29	7.95	8.97
LOGARITHMIC VARIANCE	7.75	3.16	11.12	6.49
LOG ESTIMATE OF MEAN	2535.83	0.49	734858.62	202008.27

Table 17. Summary statistics for the East Zone Drill Core Composites

STATISTICS	Ag [gpt]	Au [gpt]	Pb [ppm]	Zn [ppm]
NUMBER OF SAMPLES	28.00	28.00	28.00	28.00
NUMBER OF MISSING VALUES	0.00	0.00	0.00	0.00
NUMBER OF VALUES > TRACE	28.00	28.00	28.00	28.00
MAXIMUM	1281.88	1.08	67131.23	295682.04
MINIMUM	0.23	0.00	9.02	58.08
RANGE	1281.65	1.07	6.7122E+04	2.9562E+05
TOTAL	4510.95	5.45	2.2543E+05	1.1957E+06
MEAN	161.11	0.19	8.0511E+03	42702.20
VARIANCE	7.8930E+04	0.09	2.2840E+08	5.8170E+09
STANDARD DEVIATION	280.90	0.31	15110.00	76270.00
STANDARD ERROR	53.09	0.06	2856.00	14410.00
COEFFICIENT OF VARIATION	1.74	1.57	1.88	1.79
SKEWNESS	2.51	1.81	2.45	2.43
KURTOSIS	6.65	2.21	6.00	5.04
GEOMETRIC MEAN	17.21	0.04	940.75	6320.46
SUM OF LOGS	79.68	-88.94	191.71	245.04
MEAN OF LOGS	2.85	-3.18	6.85	8.75
LOGARITHMIC VARIANCE	6.90	3.74	5.85	5.53
LOG ESTIMATE OF MEAN	542.17	0.27	17500.06	100186.20

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16.3.7	Grade Capping

Southwest zone compositing has significantly reduced the variability of grade distributions for Southwest Zone metal assays. However, variability remains relatively high for lead at a coefficient of variation (“COV”) of 1.99 for lead. Cumulative probability plots of silver and lead grade distributions for the drill composites are presented in Figure 15. These plots do not indicate a strong high grade trend sub-domain for silver grades but lead composites showing a weak but not well defined trend high grade trend. An examination of the spatial distribution of high grade silver and lead values in composited and uncomposited drill hole plots within the Southwest Zone shows that the highest silver grades in the data sets define a high grade zone that is essentially defined by four Alexco drill holes:

K-06-0011;
K-07-0090;
K-07-0101;
K-07-0106.

These four drill holes occur adjacent to each other defining a high grade domain or mineralized shoot. High grade silver values for these drill holes are associated with high grade lead values and to a lesser extent elevated zinc and gold values. Based on this SRK does not consider these high grade values as outliers. As such capping is not considered appropriate to the Southwest Zone composite data set. This contention is supported by the historical capping of silver at approximately 3,428 gpt (100 troy oz/short ton). Gold and zinc grade variability is considered low enough not to require capping.

Compositing for the East Zone data set has also significantly reduced the variability of metal grade distributions. Grade variability for composites is generally slightly higher than the Southwest data set. Cumulative probability plots of silver and lead grade distributions composites are presented in Figure 18. These plots indicate a weak but significant high grade trend defined by three silver composites above the 90th percentile. Similarly, a weak but significant high grade lead trend is defined roughly above the 90th percentile. An examination of the spatial distribution of high grade silver and zinc values shows that all high grade intersections occur within a high grade shoot defined by Alexco. Similar to the Southwest zone silver and lead grades correlate with high grade values with a more weak correlation of zinc grades. SRK concludes that high grade intercepts are not statistical outliers but are spatially distinct and define a high grade shoot or domain. This contention is supported by historical capping of silver at approximately 3,428 gpt (100 troy oz/short ton). Gold and zinc grade variability is considered low enough not to require capping.

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16.3.8	Variography

Composited drill data provides only 31 data points for the Southwest Zone and 28 data points for the East Zone, both are insufficient for generating usable variograms for each zone. SRK next considered using a combination of chip and drill core composites with a total of 175 composites for the Southwest zone and 124 composites for the East Zone. SRK was unable to define any readable variograms using these data sets separately. SRK next used a combined data set of all available drill hole and chip sample composites (full intersection composited) for the entire Bellekeno vein including Zones 99, East and Southwest with better variogram results. Data sets for the 99 Zone were limited to composites within a preliminary outline of the contiguous Bellekeno vein.

With the combined set of composites, SRK was able to develop variogram models using pairwise relative variograms. Variography indicated spatial continuity oriented sub-parallel to the general strike of 085 degrees and dip of 70 degrees and a plunge of 20 degrees using rotated coordinates. Datamine rotation parameters for the variogram are given in Table 18.

Variography for this data set was weakly sensitive to plunge directions. Strike and dip-direction variography did not show any significant difference in spatial continuity. Continuity in the perpendicular or “thickness” direction was poorly defined in some variography and therefore the range in this direction was assumed to be fifteen metres.

Table 18. Datamine Variogram Orientation.

Rotation Axis	Rotation Angle
Z Axis	-5
X Axis	-75
Y Axis	-20

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BELLEKENO SOUTHWEST ZONE COMPOSITES
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
.2
.1
.01
1.0
10.
100.
1000.
10000.
AG

BELLEKENO SOUTHWEST ZONE COMPOSITES
Cumulative Probability
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
.2
.1
.01
1.0
10.
100.
1000.
10000.
100000.
1000000.
PB

Figure 15: Cumulative Probability Plots for Southwest Zone Drill Core Composite Samples. Top. Silver Composites. Bottom Lead Composites.

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Figure 16: Cumulative Probability Plots for East Zone Drill Core Composite Samples. Top Silver Composites, Bottom Lead Composites.

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Gold variography did not provide any readable variograms. Single structure silver variograms for the strike dip direction are presented in Figure 17. Lead variograms consisted of two structure spherical variograms, first structure ranges of nine and fifteen metres were not considered as these ranges were significantly less than the average diamond drill hole spacing for the Southwest and East Zones. Zinc variograms also consisted of two structure spherical models with first structure ranges of six metres (strike direction) and twenty-two metres (dip-direction). In the former case the range was considered two small in comparison to average composite spacing and in the later case the first structure was considered near enough to the primary range that that an extra estimation range in one direction would not make a significant difference in the resource estimate. Lead and zinc variogram models are presented in Appendix C. Variogram ranges determined from variography are summarized in Table 19.

Variogram parameters were checked against possible bias that may be introduced by using 99 Zone data. Variograms were determined independently using only chip and core data from the Southwest and East zones. This check resulted in single structure spherical variogram models that confirmed the above variogram ranges. Additionally variography indicated a better sensitivity to a plunge of 20 degrees. Variograms used in this check are presented in Appendix C.

Table 19. Variogram Direction Ranges.

Metal	Strike	Dip Direction	Normal
	(metre)	(metre)	(metre)
Silver	30	30	15
Lead	30	30	15
Zinc	35	35	15

16.3.9	Block Model

Two separate block models were developed based on the wireframe solid for the Southwest and East Zones. Block model parameters are given in Table 20. The block model size was based primarily on likely smallest mining unit for the deposit and a block sized that models the vein dimensions in a reasonable manner. The block model was developed with three levels of sub-blocks to ensure that the volume of the vein volume is accurately represented. All models were terminated by topography were applicable.

Table 20. Characteristic of the Bellekeno Block Models.

Type	X Direction	Y Direction	Z Direction
Origin	486,200	7,085,400	0
Block Size [metre]	5	3	5
Number of Blocks	280	333	280

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Distance (m)
N80
Pairwise Relative Variogram : AG
1698
1812
1736
1547
1323
1223
1123
63
1597
1573

Distance (m)
N120
Pairwise Relative Variogram : AG
759
736
850
981
945
1207
1715
1555
1083
594
671
550
463
429
94

Figure 17: Variograms Modelled by SRK for the Silver Composites. Top. Parallel to Strike. Bottom. Parallel to the Dip Direction.

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Alexco provided SRK with wireframes of underground development and stoped out areas for the Southwest and East Zones. SRK modified these wireframes into wireframe solids representing mined out areas for each of the zones. These wireframe solids were then used to remove mined out areas from the respective block model.

16.3.10	Estimation

SRK considers the inverse distance approach a robust estimation methodology that is appropriate for estimating grades for the Bellekeno Southwest and East Zones. Silver, lead, and zinc grades only from drill core composites within the each solid were used for estimating grades. Estimation ranges for gold were assumed to be the same as gold and lead ranges (shortest). Estimation ranges for PSG were assumed to be the same as zinc ranges (longest).

For the East zone, a high grade “shoot structure” modelled by Alexco was used as a hard boundary in grade estimation; only composites inside the “shoot structure” were used to estimate grades for blocks in this structure. Composites outside of the structure but inside the East zone were used to estimate blocks outside of the structure.

Estimation strategy for both Southwest and East Zones consisted of two estimation runs. The first estimation run utilized an estimation ellipse based on variogram ranges and orientations. Estimation ranges in the normal or “thickness” direction were assumed to be fifteen meters for all metals and PSG. A minimum of two composites were required to estimate a block grade with a maximum of eight composites for this run. Octant search parameters were not used. Estimation ranges for length weighted pulp specific gravity values were assumed to the same as silver estimation ranges.

The second estimation run consisted of using twice the variogram ranges with the same orientations; only blocks that were not estimated in the previous run were updated. A minimum of one composite was required to make an estimate with a maximum of eight composites. Octant search parameters were not used.

SRK has established that core specific gravity varies significantly in the Southwest Zone. However the distribution of core specific gravity measurements is not sufficient to estimate specific gravity values directly for each block. SRK assumed that a relationship exists between pulp specific gravity and core specific gravity measurements, based on twenty-nine intervals where both core specific gravity and pulp specific gravity measurements are available. This linear regression has a correlation coefficient of 0.70. This regression relationship (Figure 18) was used to estimate specific gravity values for each block with a pulp specific gravity value. The regression line equation used to estimate block specific gravity (“SG”) is:

SG=PSG*0.675089+0.1.2953614, where PSG is pulp specific gravity

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Figure 18: Linear Regression Relationship between Core and Pulp Specific Gravity Determinations.

Figure 19: Relationship Between Estimated Block Specific Gravity (DENSITY) and Block Lead Grade in Percent (PPBPCT).

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As a check of block specific gravity estimates, a scatter plot was used to check if a reasonable linear relationship between the two variables was maintained in the block estimation process. This plot is presented in Figure 19. Correlation between the two estimated variables is about 0.95. The plot indicates that a reasonable linear relationship between lead and block specific gravity has been maintained in the estimation process.

An average core specific gravity of 3.65 was assumed for the East Zone grade block model.

Areas mined out by UKHM were excluded from the block model used for the final estimation of the mineral resources in the Southwest Zone.

Mineralization at Bellekeno is zoned from the southwest to the northeast of the deposit. Southwest Zone mineralization is dominated by silver and lead mineralization. Correspondingly, East Zone mineralization is dominated by zinc with subordinate silver and lead mineralization. Reporting resources for both deposits using silver cut-off grades used in the previous SRK (2007) resource estimate would understate the potential of the East zone. Reporting mineral resource using silver equivalent grades is more appropriate for zoned polymetallic deposits like Bellekeno.

SRK calculated silver equivalent grades (“AGEQ”) using the following assumptions:

Metal prices: US$8.00 Silver per troy ounce, US$0.45 per pound Lead, US$0.75 per pound Zinc;
Metallurgical recovery factors have been assumed to be 100 percent;
Gold was not used in silver equivalent calculation as it is adds minor value and has not been assayed for all intervals.

16.3.11	Estimation Validation

Estimation methodology was validated by visually comparing block grades to composite drill holes and uncomposited drill holes. Block grades were found to correlate reasonably with composites and generally with uncomposited grades for both Southwest and East Zone estimates.

As an additional check of estimation methodology, the block model was estimated with nearest neighbour and inverse distance squared techniques using the same estimation parameters. The nearest neighbour estimator is a theoretically unbiased estimator at no cut-off grade and therefore, is a good check of the global estimate. The nearest neighbour estimate for the Southwest Zone at no cut-off grade had grade differences ranging from thirteen percent for zinc and seven percent for silver. The East Zone nearest neighbour comparison yields in a maximum grade range of five percent or less.

The inverse distance squared estimator for the Southwest Zone estimated the same tonnage, along with grade variations of less than five percent at an AGEQ cut-off of 1,000 gpt, as the resource estimate. For the East zone

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tonnage was underestimated by eleven percent and grades varied by less than eleven percent.

Validation methods indicate that the estimation method used by SRK is appropriate and delivers reasonable estimates for the silver, gold, lead and zinc grades and tonnages for the Southwest Zone of the Bellekeno deposit.

16.3.12	Sensitivity Analysis

A sensitivity analysis on the current (January 29, 2008) resource estimate for the Bellekeno East and Southeast zones has been completed to investigate the impact of the assumptions considered for construction of the mineral resource model and to assist in identifying alternative assumptions to be taken into consideration for future resource estimation work. This analysis is not intended to provide an alternate mineral resource model for the Bellekeno Southwest and East zones. The analysis focuses on the estimated metal grades for silver, lead and zinc. Gold was not considered.

Significant uncertainties in the Mineral Resource Estimate for the East and Southeast zones exist. For these reasons, all the mineral resources have been classified as Inferred according to the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005). The main uncertainties are derived from the following factors:

Widely spaced drill holes;
Bulk of resources are defined by only a few drill holes;
Density estimates for the deposit are based on limited data and require larger data sets;
Limited reliable data for variography;
Limited geological data for each zone.

Changes to any these factors with additional exploration drilling and underground development are likely to result in significant changes to the mineral resource model for the Southwest and East zones. Such changes are likely to have a much greater impact than the effect of any estimation assumptions discussed in this sensitivity analysis. In light of this, the sensitivity analysis results should be considered as a qualitative analysis of the robustness of the current mineral resource statement, and not a quantitative analysis.

In developing the Southwest Zone grade model, SRK identified that core recovery and specific gravity are of critical importance, because they impact directly on the tonnage, grade and metal content of the estimates. SRK considered each parameter as additional weighting factors and generated full intersection length composites for the deposit. Missing pulp specific gravity values in historical and Alexco data were estimated based on a linear regression relationship established between lead and pulp specific gravity. The effect of each of these variables was modeled by generating composite data sets that were weighted separately by specific gravity and core recovery in addition to the required length weighting. These composites were then used to

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generate separate block models using the same estimation parameters as for the stated mineral resource model. To analyze the effect of estimating block specific gravity from estimated pulp specific gravity, SRK also estimated a block model using only length weighted composites and assigning to each block an average of specific gravity based on an average of all core specific gravity measurements.

For the East Zone model, only core recovery and length weighting was used because there is no clear relationship between specific gravity and grade. Pulp specific gravity measurements are not available for all assayed intervals and the correlation between grade and pulp specific gravity is poor, preventing the calculation of missing values based on a linear regression relationship. The effect of core recovery was investigated by generating a length weighted composite data set and estimating a separate grade block model using the same estimation parameters as for the stated mineral resource model (without considering core recovery).

The sensitivity of the resource model for the Southwest zone to core recovery and specific gravity weighting is summarized in Table 21 as a percentage variation between the two estimates expressed at a cut-off grade of 500 gpt silver. The quantities and grades for each model are presented in Table 22. Density weighted composites show significant increases in grade from 18% to 24% as may be expected in material with a higher density. Tonnage differences are minor with an increase of only 3%. Recovery weighted composites, as may be expected, have a generally negative effect on grades and tonnage ranging from 12% decrease in grades and 8% decrease in tonnages. Minor lower grades increases of 2% and 5% for gold and zinc respectively reported at the 500 gpt silver cut-off grade do not reflect the general decreasing grade for these variables when the full range of cut-off grades are considered. The estimates based on length weighted composites using an average specific gravity for the entire zone deliver generally higher grades ranging from 9% to 27%, but with a significant reduction in tonnage of about 15%.

Table 21. Tonnage and Grade Sensitivity Results for Southwest Zone, Percentage of Resource Model*

Composite and Estimate Type	Tonnage	Ag Grade	Pb Grade	Zn Grade	Au Grade
Density and Length Weighting, Block
Density Estimate†	3%	24%	26%	18%	22%
Core Recovery and Length Weighting,
Block Density Estimate†	-8%	-12%	-12%	5%	2%
Length Weighting, Average Density†	-15%	9%	10%	24%	27%

*Tonnage and grade estimate for sensitivity analysis not a statement of mineral resources. All figures have been rounded to reflect the relative accuracy of the estimates.
†Cut-off of 500 grams per tonne silver. Grades not capped. Mined out material not removed from model.

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Table 22. Tonnage and Grade Sensitivity Results for Southwest Zone*

Composite and Estimate Type	Tonnage	Ag Grade	Pb Grade	Zn Grade	Au Grade
	[t]	[gpt]	[%]	[%]	[gpt}
Resource Model†	315,000	1,330	20.0	5.2	0.4
Density and Length Weighting, Block
Density Estimate†	324,800	1,652	25.2	6.2	0.5
Core Recovery and Length Weighting,
Block Density Estimate†	288,200	1,176	17.5	5.5	0.4
Length Weighting, Average Density†	267,400	1,451	21.9	6.4	0.5

*Tonnage and grade estimate for sensitivity analysis not a statement of mineral resources. All figures have been rounded to reflect the relative accuracy of the estimates.
†Cut-off of 500 grams per tonne silver. Grades not capped. Mined out material not removed from model.

The sensitivity analysis shows that for the Southwest Zone the overall effect of combining the positive impact of density weighting and the negative impact of recovery weighting is an estimate that is between these two extremes. The analysis also shows that the mineral resource estimate derived from the combined density and core recovery weighting does not contrast significantly from an estimate based on length weighting and average specific gravity value (about fifteen percent). SRK concludes it is very appropriate to consider specific gravity and core recovery weighting for estimating the mineral resources for the Southwest Zone. The sensitivity analysis provides additional comfort on the robustness of the assumptions considered, giving the uncertainty levels expected for an Inferred Mineral Resource estimate.

The sensitivity of resource model for the East Zone to core recovery weighting is summarized in Table 23 as percentage changes from the mineral resource model at a cut-off grade of 500 gpt silver. The quantities and grades estimates are presented in Table 24. The analysis shows that core recovery weighting has a general negative impact on both tonnage and grade, as expected. The impact is an increase in grades from 2% to 18% and an increase in tonnage by 48% when core recovery is not considered as a composite weighting factor. The large contrast in tonnage between the two estimates is probably accentuated by the fact that the East Zone is more a high grade zinc deposit rather than a high grade silver-lead deposit like the Southwest Zone. These differences are apparent at all silver cut-off grades considered.

Table 23. Tonnage and Grade Sensitivity Results for East Zone, Percentage of Resource Model*

Composite Type	Tonnage	Ag Grade	Pb Grade	Zn Grade	Au Grade
Length Weighting†	42%	2%	4%	13%	18%

*Tonnage and grade estimate for sensitivity analysis not a statement of mineral resources. All figures have been rounded to reflect the relative accuracy of the estimates.
†Cut-off of 500 grams per tonne silver. Grades not capped. Mined out material not removed from model

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Table 24. Tonnage and Grade Sensitivity Results for East Zone*

Composite and Estimate	Tonnage	Ag Grade	Pb Grade	Zn Grade	Au Grade
Type	[t]	[gpt]	[%]	[%]	[gpt]
Resource Model†	32,900	708	3.7	6.2	0.3
Length Weighting†	46,700	722	3.8	7.0	0.3

*Tonnage and grade estimate for sensitivity analysis not a statement of mineral resources. All figures have been rounded to reflect the relative accuracy of the estimates.
†Cut-off of 500 grams per tonne silver. Grades not capped. Mined out material not removed from model

The sensitivity analysis shows that for the East Zone core recovery weighting will provide a conservative estimate if not combined with specific gravity weighting. SRK notes that the magnitude of the differences outlined in this study may arise from differences in deposit mineralogy rather than from the estimation parameters only.

SRK concludes that resource estimation for the Bellekeno deposit can benefit from better drilling practices that will improve the core recovery, better resolution in core recovery measurements and with additional pulp specific gravity measurements. In the latter case, SRK strongly recommends that pulp specific gravity be routinely acquired from the laboratory for each sample submitted for assaying within and at the peripheries of the vein mineralization.

Most of the core recovery data used for resource estimation is derived from measurements taken for each core run, at approximately 3-metre intervals. Core recovery should be measured for each sampling interval separately to allow core losses to be attributed directly each assay interval. SRK believes that this may result in a less aggressive weighting of assays in the compositing process. As well, by attributing core loss to specific intervals it may be possible to differentiate real core losses due to voids in the mineralization from those arising from drilling problems or mineralization characteristics. In the later case, mineralization occurring as “galena sands” could be flagged separately and considered as having a high or low core recovery.

Pulp specific gravity measurements should continue to be measured for the Bellekeno and other similar deposits in the Keno Hill district. Although available data for the East Zone suggests a poor relationship between grade and specific gravity, SRK believes that this should not preclude specific gravity weighing. SRK suggests that pulp specific gravity measurements for available historical drill core should also be considered. Specific gravity for various mineralization types needs to be examined as part of the underground exploration program.

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16.3.13	Mineral Resource Classification

Mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The mineral resources estimated for the Bellekeno Southwest Zone and East Zone were classified according to “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December 2005) by G. David Keller, P. Geo. a Qualified Person as defined by NI 43-101.

In classifying the mineral resources for the Southwest Zone, SRK considered that:

Drill hole spacing over the deposit varies widely from ten to fifty metres and is not evenly spaced over the deposit area;
The bulk of the Southwest Zone estimated silver resources are supported by only four drill holes spaced approximately fifteen and fifty metres apart;

Density variations of the deposit are critical to this type of deposit, density estimates for this deposit are based on limited data sets and assumptions that need to be demonstrated with greater confidence from large data sets;

Because of limited data for the zone, variography is based on the entire Bellekeno vein. There are significant variations in grade characteristics (particularly lead and zinc) in the Bellekeno vein across strike and possibly with depth across the deposit. The effect of these large scale variations on variography of the southwest may be positively or negatively significant;

Limited geological information was used in the delineation of the zone.

Considering these parameters, SRK is of the opinion that the mineral resources for the Bellekeno Southwest Zone are appropriately classified as Inferred Mineral Resources.

16.3.14	Bellekeno Southwest and East Mineral Resource Statement

Mineral resources for the Bellekeno East Zone have been estimated at 179,600 tonnes at 263 gpt silver, 0.4 gpt Au, 2.0 percent lead, and 21.3 percent zinc using a silver equivalent cut-off grade of 1000 gpt. In addition, resources for the Bellekeno Southwest Zone have been re-estimated and restated in terms of a silver equivalent cut-off grade. Mineral resources for Southwest Zone are estimated at 302,100 tonnes at 1,357 gpt silver, 0.4 gpt gold, 20.4 percent lead and 5.5 percent zinc using a silver equivalent cut-off grade of 1,000 gpt. These resources are classified as Inferred Mineral Resources following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) guidelines.

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The revised mineral resource statement for the Bellekeno southwest and East zones are tabulated in Table 25.

Table 25. Mineral Resource Statement* for the Bellekeno Southwest and East Zones, SRK Consulting, January 29, 2008.

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Inferred	East‡**	179,600	263	2.0	21.3	0.6	1,698

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
‡	Reported at a cut-off of 1000 grams per tonne silver equivalent. Grades not capped.
**

Metal price and recovery factor assumptions for resource are: USD$8.00 Silver troy ounce, USD$0.45 per pound Lead, USD$0.75 per pound Zinc, metallurgical recovery factors have been assumed to be 100%. Gold was not used in silver equivalent calculation.

The mineral resources for the Bellekeno Southwest and East Zones are presented in Table 26 and Table 27 at various silver equivalent cut-off grades.

Table 26. Tonnage and Grade at Various Cut-off Grades Southwest Zone

AGEQ Cut-Off	Ag Tonnage		Au Tonnage		Pb Tonnage		Zn Tonnage AGEQ Tonnage
[gpt]	[gpt]	[t]	[gpt]	[t]	[%]	[t]	[%]	[t]	[gpt]	[t]
800.00	1,215	358,000	0.4	358,000	17.9	358,000	5.3	358,000	2,242	358,000
1000.00	1,357	302,100	0.4	302,100	20.4	302,100	5.5	302,100	2,494	302,100
1200.00	1,407	283,900	0.4	283,900	21.3	283,900	5.5	283,900	2,585	283,900

Table 27. Tonnage and Grade at Various Cut-off Grades East Zone

AGEQ Cut-Off	Ag Tonnage		Au Tonnage		Pb Tonnage		Zn Tonnage AGEQ Tonnage
[gpt]	[gpt]	[t]	[gpt]	[t]	[%]	[t]	[%]	[t]	[gpt]	[t]
800.00	274	219,800	0.5	208,900	2.1	208,900	18.8	219,800	1,552	219,800
1000.00	263	179,600	1.0	168,700	2.0	168,700	21.0	179,600	1,698	179,600
1200.00	246	154,700	0.6	144,800	1.9	144,800	23.2	154,700	1,797	154,700

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16.4	Consolidated Mineral Resource Statement for the Bellekeno Deposit

Combined mineral resources for the Bellekeno deposit, including previously disclosed mineral resources for the Bellekeno 99 Zone, total 537,400 tonnes grading 1,016 grams per tonne silver, 13.5 percent lead and 10.7 percent zinc for 17.6 million ounces of contained silver or 38.3 million contained silver equivalent ounces. This represents a fifty-one percent increase in tonnes (181,400 tonnes) and a nineteen percent increase in silver equivalent ounces (6.1 million silver equivalent ounces) compared to the November 2007 SRK resource estimates. The consolidated mineral resource statement is presented in Table 28.

Table 28. Consolidated Mineral Resource Statement* for the Bellekeno Deposit, SRK Consulting, January 29, 2008.

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	99†	55,700	1,593	11.1	5.5	0.0	2,375
	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
†	Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.
‡	Reported at a cut-off of 1000 grams per tonne silver equivalent. Grades not capped.
**

Metal price and recovery factor assumptions for resource are: USD$8.00 Silver troy ounce, USD$0.45 per pound Lead, USD$0.75 per pound Zinc, metallurgical recovery factors have been assumed to be 100%. Gold was not used in silver equivalent calculation.

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17	Other Relevant Data

SRK is not aware of any other relevant data.

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18	Interpretation and Conclusions

In 2006 and 2007, Alexco completed two drilling programs on its Keno Hill project located in Central Yukon Territory. The majority of this drilling has targeted the historical resource areas at the former Bellekeno mine.

This drilling was successful in confirming historical information suggesting the existence of significant polymetallic silver mineralization on both areas.

SRK was retained by Alexco to audit the exploration work completed by Alexco, review and audit the historical resources reported for the Bellekeno 99 Zone and prepare a mineral resource model for the Bellekeno Southwest and East Zones.

SRK visited the Keno Hill project and reviewed the procedures for indexing and digitizing the historical exploration data with Alexco personnel.

By nature, much of this information is difficult to verify, but SRK has no reason to believe that this information is unreliable. After review and analysis of historical diamond drill hole data, SRK is of the opinion that the historical diamond drilling sample data are generally reliable for the purpose of estimating mineral resources. SRK considers however that underground chip sample and percussion drilling data may be unreliable and biased.

In the opinion of SRK, the Alexco drilling information was acquired using procedures that meet or exceed industry best practices. Alexco personnel used diligence in monitoring quality control assaying results, investigating potential failures and taking appropriate corrective measures when required. In the opinion of SRK, the quality control data collected by Alexco is comprehensive and despite the difficulties with some standards used, the assaying results delivered by ALS-Chemex are generally reliable for the purpose of resource estimation.

The mineral resource statement presented in this technical report for the Bellekeno deposits is considered an interim model as it includes a re- classification of the historical resources estimated by UKHM personnel in 1997 for the 99 Zone. The Mineral Resources for the Southwest and East Zones were estimated separately.

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19	Recommendations

Further exploration of the Bellekeno deposit needs to focus on improving the resource classification in the three mineralized zones. Additional delineation drilling is warranted to expand the resource base and define better its outline. SRK considers that this can be undertaken through:

More closely spaced drilling, SRK suggest that the drill pattern should aim at achieving a drill hole spacing of at least twenty-five by twenty- five metres;
Study and understanding of the structural controls of the silver-bearing veins. This can be best accomplished through underground mapping coupled with 3D modelling of assay data using LeapFrog;
Underground mapping and additional drilling would be useful in understanding the distribution of sub-parallel veins and veins splays that remain poorly delineated and were not modelled;
Stringer and veinlet zones adjacent to the main vein mineralization need to be considered and modelled as a separate geological domain for resource estimation;
Improved drilling practices to increase core recovery within the mineralized intervals (inner tubing should be considered);
Core recovery estimates should be recorded for each sampled interval to assign core losses to the appropriate sampling interval.
Mineralized intervals should be re-examined to attempt to split the run core recovery data into sampling intervals by relogging core or reviewing core photographs;
Core loss should be assigned to specific intervals and characterized to differentiate core loss resulting from poor drilling, galena sands or voids;

Specific gravity measurements should be acquired in all mineralized intervals. Pulp specific gravity should be a standard request for all assay intervals in the vicinity of the vein intersections. Specific gravity determinations on core should be increased. Consideration should be given to measure specific gravity on available historical core.

This updated resource modelling work considers all the drilling data that was acquired by Alexco on the Bellekeno deposit during 2006 and 2007. The recommendations contained in the November 2007 report remain appropriate and therefore are repeated below.

SRK believes that a better resource classification will require tight drill spacing that cannot be economically and technically achieved from surface drilling. SRK considers that this can only be effectively achieved through underground exploration. An underground exploration program would also allow re-sampling of historical workings to confirm historical chip sampling data that are considered problematic.

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At their September 2007 meeting, the Alexco Board of Directors approved a plan to initiate underground exploration and development of the Bellekeno deposits.

This plan includes driving a new 4.6 -metre wide by 4.6 -metre high decline, approximately 660 metres long, through the hanging wall to intersect the existing 625 level near the 99 Zone deposit. Approximately 100 metres away from the vein, a 400 metre long north decline will be driven from which diamond drilling will be conducted to upgrade the East Zone resource to reserve category. Both of these new drives are planned for primary access and haulage, when production commences.

Once the 625 level workings have been intersected, the drift will be rehabilitated to the portal as a secondary escape way. The mechanized ramps to the 700 and 800 levels will be de-watered and rehabilitated. Approximately 2,300 metres of rehabilitation is planned. Diamond drill stations and platforms will be built, to allow investigating the Southwest, 99 and East Zones with tightly spaced drilling to support improving the classification of mineral resources to Indicated Mineral Resource category and their subsequent conversion to a Mineral Reserve. There is no guaranty that the proposed underground exploration program will be successful. The new underground development work is designed to be useable for production if the economics of the project are considered positive.

The proposed budget for this underground development is approximately CN$16.1 million. Of this total, the planned expenditures during 2008 are: CN$9.60 million for new underground access and rehabilitation of existing underground workings: CN$2.15 million for underground diamond drilling and CN$1.40 million for support costs and equipment.

Alexco has initiated a scoping study that is expected to be completed by the end of March 2008.

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20	References

Franklin, R. 2007. Whistler Project Synopsis. Kennecott Exploration Company, unpublished internal report. 52 pages.

Cathro, R.J. (2006) The History and Geology of the Keno Hill Silver Camp, Yukon Territory, Geoscience Canada, v. 33, No. 3, 103 – 134

Dusel-Bacon, C., Lanphere, M.A., Sharp, W.D., Layer, P.W., and Hansen, V.L. (2002) Mesozoic thermal history and timing of structural events for the Yukon–Tanana Upland, east-central Alaska: [40]Ar/[39]Ar data from metamorphic and plutonic rocks, Can. J. Earth Sci. 39: 1013– 1051

Lynch, J.V.G. (1989) Large-scale hydrothermal zoning reflected in the tetrahedrite-freibergite solid solution, Keno Hill Ag-Pb-Zn district, Yukon: Canadian Mineralogist, v. 27, p. 383-400.

Murphy, D. C. (1997) Geology of the McQueston River Region, Northern McQueston and Mayo Map Areas, Yukon Territory (115P/14, 15, 16l 105M/13, 14), Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, Bulletin 6, 122 p.

Roots, C.F. (1997) Geology of the Mayo Map Area, Yukon Territory (105M), Geological Survey of Canada, Bulletin 7, 82 p.

Sack, R.O., Lynch, J.V.G., and Foit, Jr, F.(2003) Fahlore as a petrogenetic indicator, Keno Hill Ag-Pb-Zn district, Yukon, Canada: Mineralogical Magazine, v. 67, p.1023-1038.

SRK Consulting (Canada) Inc. 2007. Mineral Resource Estimation, Bellekeno Project, Yukon Territory, Canada, Independent technical report prepared for Alexco Resource Corporation and filed on SEDAR (www.sedar.com ), 108 pages

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APPENDIX A

Summary of Drilling Data for the Bellekeno Project

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Year	1975	1980	1984	1986	1994	1994	1995	1995	1996	1996	2006	2007	Total
Operator	UKHM	UKHM	UKHM	UKHM	WGM	WGM	WGM	WGM	WGM	WGM	Alexco	Alexco
Drilling characteristics
Number of Borehole	281	23	178	20	105	1	27	67	12	38	9	31	279
Borehole type			RP	DDH	RC	DDH	DDH	PC	DDH	PC	DDH	DDH
Collar position	surface	surface		Surface	Surface	Underground	Underground	Underground	Underground	Underground	Surface	Surface
Borehole numbers				BK86-01 to BK86-20	BKP-94-001 to BKP- 94-175, gaps SMP94-001 to SMP94- 004	BK_UD94001	BK_UD95001 to BK_UD95027	BKUP95-001 to BKUP95-039 BKUT95-001 to BKUT032	BK_UD96028 to BK_UD96039	BKUT96-032 to BKUT96-069	K-06-0011 to K-06- 0038, gaps	K-07-0064 to K-07- 0106, gaps
Meterage (metres)	12,840	1,000	9,083	1,335	5,595	76	2,491	1,312	1,042	1,156	3,727	9,217	25,951
Drilling contractor					Stan Wolarek	Advanced	Advanced				Peak	Quest
Core size				variable, NQ, BQ, and unknown	2 inch (5cm)	NQ	NQ	2 inch (5cm)			NQ2	HQ
Core archive	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown		Yes	Yes
Photographs	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown	Unknown		Yes	Yes
Borehole surveying
Collar survey					yes						yes (Ashtech)	yes (Ashtech)
Collar Azimuth/plunge				variable	variable	128.54°	variable	variable	variable	variable	variable, Azimuth between 297 and 310 degrees, dip -60 to -70 degrees	variable, Azimuth between 260 and 300 degrees, dip -45 to -90 degrees
Surveyor					Logan Hind, Joe Clarke
Downhole Surveying											Easy Shot on 60m intervals	Easy Shot on 30m intervals
Core orientation					NA			NA		NA	No	No
Sampling procedure
Sampling procedure											well documented	well documented
Sample Length				variable, 0.15 - 2.13m	chips (1.52m intervals)	variable, 0.21 - 1.22m	variable, 0.12 - 3.96m	chips (1.22m intervals)	variable, 0.15 - 2.13	chips (1.22m intervals)	variable, from ca. 0.4 to 3m	variable, from ca. 0.4 to 3m
Number of samples				130	3,557	6	169	1,049	75	217	2,646	4,346	12,195
Assaying
Sample preparation											Chemex	Chemex
Standard inserted											Yes	Yes
rate											every 15 to 25	every 15 to 26
Blanks inserted											Yes	Yes
rate											every 15 to 25	every 15 to 26
Primary Laboratory					Northern Analytical Laboratories	Northern Analytical Laboratories	Northern Analytical Laboratories	Northern Analytical Laboratories			Chemex	Chemex
number of samples											2,646	4,349
Primary Ag assay					AAS	AAS	AAS	AAS			ME-ICP, AA, GRA	ME-ICP, AA, GRA	0
Replicate Ag assay					FA/Gravimetric	FA/Gravimetric	FA/Gravimetric	FA/Gravimetric
Primary Pb assay					AAS	AAS	AAS	AAS			ME-ICP, AA, VOL	ME-ICP, AA, VOL
Replicate Pb assay
Primary Zn assay					AAS	AAS	AAS	AAS			ME-ICP, AA, VOL	ME-ICP, AA, VOL
Replicate Zn assay
Primary Cu assay					AAS	AAS	AAS	AAS			ME-ICP, AA	ME-ICP, AA
Replicate Cu assay
Primary Au assay					FA/AAS	FA/AAS	FA/AAS	FA/AAS			AA	AA
Replicate Au assay
Other assaying
Original Certificates					yes	yes	yes	yes	yes	yes	yes	yes
Secondary Laboratory					international Plasma Laboratories, Ltd (?)	international Plasma Laboratories, Ltd (?)
number of samples						60							60
Primary Au assay					ICP	ICP
Replicate Au assay
Other assaying
Original Certificates					Yes	Yes	Yes	Yes

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 88

APPENDIX B

Bias charts and time series for control samples
2006 and 2007 drilling program

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 89

Time series control samples inserted with all samples submitted for assaying during the 2006 and 2007 drilling programs.

Sample blanks:

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 90

Polymetallic Control Sample PB111:

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 91

Polymetallic Control Sample PB112:

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 92

Polymetallic Control Sample PB113:

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 93

Polymetallic Control Sample PB116:

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 94

Silver Control Sample PM1106:

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 95

Silver Control Sample PM1117:

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 96

Bias Charts and Precision Plots for Silver Field Duplicate and Pulp Replicates Assay Pairs.

Field Duplicate Silver Assay Pairs

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 97

Pulp Replicate Silver Assay Pairs

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 98

Field Duplicate Lead Assay Pairs

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 99

Pulp Replicate Lead Assay Pairs

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 100

Field Duplicate Zinc Assay Pairs

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 101

Pulp Replicate Zinc Assay Pairs

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 102

APPENDIX C

Cumulative frequency plots for gold and silver composites

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 103

Cumulative frequency plot for gold composites (Southwest Zone).

Cumulative frequency plot for zinc composites (Southwest Zone).

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 104

Cumulative frequency plot for gold composites (East Zone).

Cumulative frequency plot for Zinc composites (East Zone).

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 105

APPENDIX D

Variogram model for lead and zinc.

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 106

Lead variogram, strike direction.

Lead variogram, dip direction.

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 107

Zinc variogram, strike direction.

Zinc variogram, dip direction.

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 108

Silver check variogram, strike direction.

Siver check variogram, dip direction.

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 109

Lead check variogram, strike direction.

Lead checkvariogram, dip direction.

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CA020.000 – Alexco Resource Corporation
Mineral Resource Estimation Bellekeno Project, Yukon, Canada	Page 110

Zinc check variogram, strike direction.

Zinc checkvariogram, dip direction.

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CG010.003 – Geoinformatics Exploration Inc.
Resource Estimation Technical Report, Whistler Cu-Au Project, Alaska	Page 111

CERTIFICATE OF AUTHOR

To accompany the technical report entitled: Mineral Resource Estimation Bellekeno
Project, Yukon Territory, Canada dated January 28, 2008.

I, G. David Keller, residing at 43 Eglington Avenue East, Toronto, Ontario do hereby certify that:

1)	I am a Principal Resource Geologist with the firm of SRK Consulting (Canada) Inc. with an office at Suite 1000, 25 Adelaide Street East Toronto, Ontario, Canada;

2)

I am a graduate of the University of Calgary in 1986, I obtained a B. Sc. Degree in Geology. I have practiced in the fields of exploration, mine geology and resource estimation in my profession continuously since1986;

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#1235);

4)

I have previously reviewed the Keno Hill project in March 2005 to assist Alexco in presenting a qualifying bid for the tender of the project. I have personally inspected the subject property and surrounding areas on March 22 and 23, 2005 for 2 days and between August 30 and September 6, 2007 for 7 days.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)	I am a co-author of this technical report and am responsible for the Section 16 entitled Mineral Resource and Mineral Reserve Estimates;

8)

SRK Consulting (Canada) Inc. was retained by Alexco Resource Corporation. to prepare a technical report for the Bellekeno project in accordance with NI 43-101 and Form 43- 101F1 guidelines. The preceding report is based on a site visit, our review of project files and discussions with Alexco Resource Corporation personnel;

9)

That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)	I consent to the filing of the technical report with any stock exchange and other regulatory authority;

11)

I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Toronto, Canada	G. David Keller, P.Geo.
January 28, 2008	Principal Resource Geologist

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CG010.003 – Geoinformatics Exploration Inc.
Resource Estimation Technical Report, Whistler Cu-Au Project, Alaska	Page 112

CERTIFICATE OF AUTHOR

To accompany the technical report entitled: Mineral Resource Estimation Bellekeno
Project, Yukon Territory, Canada dated January 28, 2008.

I, Jean-Francois Couture, residing at 59 Tiverton Avenue, Toronto, Ontario do hereby certify that:

1)	I am a Principal Geologist with the firm of SRK Consulting (Canada) Inc. with an office at Suite 1000, 25 Adelaide Street East Toronto, Ontario, Canada;

2)

I am a graduate of the Université Laval in Quebec City with a BSc. in Geology in 1982. I obtained an MSc.A. in Earth Sciences and a Ph.D. in Mineral Resources from Université du Québec à Chicoutimi in 1986 and 1994, respectively. I have practiced my profession continuously since 1982;

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#0197) and a fellow with the Geological Association of Canada;

4)	I have personally inspected the subject property and surrounding areas from October 24 to 26, 2006 for 3 days;

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)	I am a co-author of this technical report and am responsible for all sections of this report except Section 16 entitled Mineral Resource and Mineral Reserve Estimates;

8)

SRK Consulting (Canada) Inc. was retained by Alexco Resource Corporation. to prepare a technical report for the Bellekeno project in accordance with NI 43-101 and Form 43- 101F1 guidelines. The preceding report is based on a site visit, our review of project files and discussions with Alexco Resource Corporation personnel;

9)

That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)	I consent to the filing of the technical report with any stock exchange and other regulatory authority;

11)

I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Toronto, Canada	Jean-François Couture, Ph.D, P.Geo.
January 28, 2008	Principal Geologist

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
3CG010.003 – Geoinformatics Exploration Inc.
Resource Estimation Technical Report, Whistler Cu-Au Project, Alaska	Page 113

CERTIFICATE OF AUTHOR

To accompany the technical report entitled: Mineral Resource Estimation Bellekeno
Project, Yukon Territory, Canada dated January 28, 2008.

I, Lars Weiershäuser, at 44 Juliana Court, Toronto, Ontario do hereby certify that:

1)	I am a Consulting Geologist with the firm of SRK Consulting (Canada) Inc. with an office at Suite 1000, 25 Adelaide Street East Toronto, Ontario, Canada;

2)

I have graduated from the South Dakota School of Mines and Technology in Rapid City, South Dakota, USA with a M.Sc. in Geology in 2000. I obtained a Ph.D. in Geology from the University of Toronto in Toronto in 2005. I have practiced my profession continuously since 2000;

3)	I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#1504);

4)	I have not visited the subject property;

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)	I am a co-author of this technical report;

8)

SRK Consulting (Canada) Inc. was retained by Alexco Resource Corporation. to prepare a technical report for the Bellekeno project in accordance with NI 43-101 and Form 43- 101F1 guidelines. The preceding report is based our review of project files and discussions with Alexco Resource Corporation personnel;

9)

That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)	I consent to the filing of the technical report with any stock exchange and other regulatory authority;

11)

I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Toronto, Canada	Lars Weiershäuser, Ph.D, P.Geo.
January 28, 2008	Consulting Geologist

LW – GDK – JFC	Alexco_Bellekeno_resource_update_TR_3CA020.000_LW_JFC_GDK_ab_SD_TH_20080310.doc	January 28, 2008

SRK Consulting
Engineers and Scientists

toronto@srk.com
www.srk.com

Tel: 416.601.1445
Fax: 416.601.9046

Project number: 3CA020.000

CONSENT OF AUTHOR

TO: Alexco Resource Corporation.

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
(collectively, the "Commissions")

AND TO: TSX Venture Exchange (the "TSXV")

RE: Technical Report

Reference is made to the technical report (the "Technical Report") entitled "Mineral Resource Estimation Bellekeno Project, Yukon territory, Canada" dated January 28, 2008, which the undersigned prepared for Alexco Resource Corporation. The undersigned hereby consents to the filing of the Technical Report with the Commissions and with the TSXV.

The undersigned further confirms that the undersigned has read the written disclosure dated and filed on or about January 30, 2008. Further, the undersigned confirms that the written disclosure fairly and accurately represents the information contained in the Technical Report that supports the disclosure.

Dated this 12th day of March, 2008.

Yours truly,

SRK Consulting (Canada) Inc.

G. David Keller, P.Geo
Principal Resource Geologist

SRK_GDK_Consent_Feb_2008.doc

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

North American Offices:
Denver 303.985.1333
Elko 775.753.4151
Fort Collins 970.407.8302
Reno 775.828.6800
Toronto 416.601.1445
Tucson 520.544.3688

SRK Consulting
Engineers and Scientists

toronto@srk.com
www.srk.com

Tel: 416.601.1445
Fax: 416.601.9046

Project number: 3CA020.000

CONSENT OF AUTHOR

TO: Alexco Resource Corporation.

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
(collectively, the "Commissions")

AND TO: TSX Venture Exchange (the "TSXV")

RE: Technical Report

Reference is made to the technical report (the "Technical Report") entitled "Mineral Resource Estimation Bellekeno Project, Yukon territory, Canada" dated January 28, 2008, which the undersigned prepared for Alexco Resource Corporation. The undersigned hereby consents to the filing of the Technical Report with the Commissions and with the TSXV.

The undersigned further confirms that the undersigned has read the written disclosure dated and filed on or about January 30, 2008. Further, the undersigned confirms that the written disclosure fairly and accurately represents the information contained in the Technical Report that supports the disclosure.

Dated this 12th day of March, 2008.

Yours truly,

SRK Consulting (Canada) Inc.

Jean-François Couture Ph.D., P.Geo
Principal Geologist

SRK_JFC_Consent_Feb_2008.doc

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

North American Offices:
Denver 303.985.1333
Elko 775.753.4151
Fort Collins 970.407.8302
Reno 775.828.6800
Toronto 416.601.1445
Tucson 520.544.3688

SRK Consulting
Engineers and Scientists

toronto@srk.com
www.srk.com

Tel: 416.601.1445
Fax: 416.601.9046

Project number: 3CA020.000

CONSENT OF AUTHOR

TO: Alexco Resource Corporation.

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
(collectively, the "Commissions")

AND TO: TSX Venture Exchange (the "TSXV")

RE: Technical Report

Reference is made to the technical report (the "Technical Report") entitled "Mineral Resource Estimation Bellekeno Project, Yukon territory, Canada" dated January 28, 2008, which the undersigned prepared for Alexco Resource Corporation. The undersigned hereby consents to the filing of the Technical Report with the Commissions and with the TSXV.

The undersigned further confirms that the undersigned has read the written disclosure dated and filed on or about January 30, 2008. Further, the undersigned confirms that the written disclosure fairly and accurately represents the information contained in the Technical Report that supports the disclosure.

Dated this 12th day of March, 2008.

Yours truly,

SRK Consulting (Canada) Inc.

L. Weiershäuser

Lars Weiershäuser, Ph.D, P.Geo
Consulting Geologist

SRK_LW_Consent_Feb_2008.doc

Group Offices:
Africa
Asia
Australia
North America
South America
United Kingdom

North American Offices:

Denver	303.985.1333
Elko	775.753.4151
Fort Collins	970.407.8302
Reno	775.828.6800
Toronto	416.601.1445
Tucson	520.544.3688